As filed with the Securities and Exchange Commission on March 14, 1997
                                                      REGISTRATION NO. 333-12989
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                             PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                             ----------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8 B-2
                             ----------------------

            PHOENIX LIFE AND ANNUITY VARIABLE UNIVERSAL LIFE ACCOUNT
                              (EXACT NAME OF TRUST)
                        PHOENIX LIFE AND ANNUITY COMPANY
                               (NAME OF DEPOSITOR)
                             ----------------------

                                ONE AMERICAN ROW
                           HARTFORD, CONNECTICUT 06115
          (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                             DONA D. YOUNG, ESQUIRE
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                        PHOENIX LIFE AND ANNUITY COMPANY
                                ONE AMERICAN ROW
                           HARTFORD, CONNECTICUT 06115
                (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)
                             ----------------------

                                   COPIES TO:
      MICHAEL BERENSON, ESQ.                    RICHARD J. WIRTH, ESQ.
 JORDEN BURT BERENSON & JOHNSON LLP                     COUNSEL
   1025 THOMAS JEFFERSON ST. N.W.     PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
           SUITE 400 EAST                          ONE AMERICAN ROW
     WASHINGTON, D.C. 20007-0805              HARTFORD, CONNECTICUT 06115
                             ----------------------

                       DECLARATION REQUIRED BY RULE 24F-2
Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has chosen to register an indefinite amount of securities being offered.
                             ----------------------

                  Approximate date of proposed public offering:
                As soon as practicable after the effective date
                        of this Registration Statement.
                             ----------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                             ----------------------

Registrant is relying on the exemptive relief provided by Rule 6e-3(T) under the Investment Company Act of 1940 and elects to be governed by subparagraph
(b)(13)(i)(A) of that Rule.
================================================================================

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                  CAPTION IN PROSPECTUS
-----------                  ---------------------

     1              The VUL Account
     2              Phoenix Life and Annuity Company
     3              Not Applicable
     4              Sales of Policies
     5              The VUL Account
     6              The VUL Account
     7              Not Applicable
     8              Not Applicable
     9              Legal Proceedings
    10              The Policy
    11              Investments of the VUL Account
    12              Investments of the VUL Account
    13              Charges and Deductions; Investments of the VUL Account
    14              Premium Payment; Allocation of Issue Premium; Right to
                         Cancel Period
    15              Allocation of Issue Premium; Transfer of Policy Value
    16              Investments of the VUL Account
    17              Surrenders
    18              Allocation of Issue Premium; Transfer of Policy Value;
                         Reinvestment and Redemption
    19              Voting Rights; Reports
    20              Not Applicable
    21              Policy Loans
    22              Not Applicable
    23              Safekeeping of the VUL Account's Assets
    24              Not Applicable
    25              Phoenix Life and Annuity Company
    26              Charges and Other Deductions; Investments of the VUL Account
    27              Phoenix Life and Annuity Company
    28              Phoenix Life and Annuity Company; The Directors and
                         Executive Officers of Phoenix Life and Annuity Company
    29              Not Applicable
    30              Not Applicable
    31              Not Applicable
    32              Not Applicable
    33              Not Applicable
    34              Not Applicable
    35              Phoenix Life and Annuity Company
    36              Not Applicable
    37              Not Applicable
    38              Sales of Policies
    39              Sales of Policies
    40              Not Applicable
    41              Sales of Policies
    42              Not Applicable
    43              Not Applicable

    44              Determination of Subaccount Values
    45              Not Applicable
    46              Determination of Subaccount Values
    47              Allocation of Issue Premium; Determination of Subaccount
                         Values
    48              Not Applicable
    49              Not Applicable
    50              Not Applicable

N-8B-2 ITEM                  CAPTION IN PROSPECTUS
-----------                  ---------------------

    51             Phoenix Life and Annuity Company; The Policy; Charges and
                         Deductions
    52             Investments of the VUL Account
    53             Federal Tax Considerations
    54             Not Applicable
    55             Not Applicable
    56             Not Applicable
    57             Not Applicable
    58             Not Applicable
    59             Not Applicable

                         VARIABLE LIFE INSURANCE POLICY


                   ISSUED BY: PHOENIX LIFE AND ANNUITY COMPANY
                                101 MUNSON STREET
                                  P.O. BOX 810
                      GREENFIELD, MASSACHUSETTS 01302-0810
                            TELEPHONE: (800) 892-4885

                                   PROSPECTUS

                           ___________________, 1997


    This Prospectus describes Flexible Premium Variable Life Insurance Policies (the "Policies"), offered by Phoenix Life and Annuity Company ("Phoenix"). An applicant chooses the amount of Issue Premium desired and it is then shown in the Policy. Generally, the minimum Issue Premium Phoenix will accept is 1/6 of the Planned Annual Premium. Phoenix may, in some cases, accept less than that amount. The amount and payment frequency of Planned Annual Premiums are as shown in the Policy. If too much is paid in premium in the early Policy Years, the Policy could become a "modified endowment contract." This would cause loans and other amounts received under the Policy to be subject to tax and/or penalties. Currently, Phoenix notifies a Policyowner when a Policy becomes a modified endowment contract.


    Premium payments are allocated to one or more of the Subaccounts of the Phoenix Life and Annuity Variable Universal Life Account (the "VUL Account") or to the Guaranteed Interest Account ("GIA"), as specified in the applicant's application for insurance. The VUL Account is divided into Subaccounts, each of which invests in a corresponding series of The Phoenix Edge Series Fund (the "Fund"). For certain Policyowners, the Issue Premium is first allocated to the Money Market Subaccount before being allocated according to the instructions in the application.

    There is no guaranteed minimum Policy Value except for that portion of Policy Value invested in the GIA, which has a 4% minimum interest rate guarantee. The Policy Value not invested in the GIA will vary to reflect the investment experience of the Subaccounts of the VUL Account to which premiums have been allocated. A Policyowner bears the investment risk for all amounts so allocated. The Policy will remain in effect so long as the Policy Value or Cash Surrender Value is sufficient to pay certain monthly charges imposed in connection with the Policy.


    The death benefit under the Policy equals the Policy's face amount on the date of the Insured's death or, if greater, the Policy Value on the date of death increased by the applicable percentage set forth in the Policy. Other death benefit options also are available.

    A Policyowner may cancel the Policy within 10 days (or longer in some states), after the Policyowner receives it or 10 days after Phoenix mails or delivers a written notice of withdrawal right to the Policyowner, or within 45 days of completing the application, whichever is latest.

    It may not be advantageous to purchase a Policy as a replacement for your current life insurance or to supplement an existing life insurance policy.

    This Prospectus is valid only if accompanied by or preceded by current prospectuses for the Funds. This Prospectus and the prospectuses for the Funds should be read and retained for future reference.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS



Heading                                                      Page
-----------------------------------------------------------------

VARIABLE LIFE INSURANCE POLICY ...........................      1
TABLE OF CONTENTS ........................................      2
FINANCIAL HIGHLIGHTS .....................................      3
SPECIAL TERMS ............................................      3
SUMMARY ..................................................      4
PHOENIX AND THE VUL ACCOUNT...............................      6
   Phoenix ...............................................      6
   The VUL Account .......................................      6
   The GIA ...............................................      6
THE POLICY ...............................................      7
   Introduction ..........................................      7
   Eligible Purchasers ...................................      7
   Premium Payment .......................................      7
   Allocation of Issue Premium ...........................      7
   Right to Cancel Period ................................      7
   Temporary Insurance Coverage ..........................      8
   Transfer of Policy Value ..............................      8
   Determination of Subaccount Values.....................      8
   Death Benefit .........................................      9
   Surrenders ............................................      9
   Policy Loans ..........................................     10
   Lapse .................................................     11
   Payment of Premiums During Period of Disability........     11
   Additional Insurance Options ..........................     11
   Additional Rider Benefits .............................     11
INVESTMENTS OF THE VUL ACCOUNT ...........................     12
   Participating Mutual Fund..............................     12
   Investment Advisers to The Phoenix Edge Series Fund....     13
   Reinvestment and Redemption ...........................     13
   Substitution of Investments ...........................     13
   Performance History ...................................     13
CHARGES AND DEDUCTIONS ...................................     14
      Monthly Deduction ..................................     14
      Premium Taxes ......................................     15
      Federal Tax Charge..................................     15
      Mortality and Expense Risk Charge...................     15
      Investment Management Charge .......................     15
      Other Charges ......................................     16
GENERAL PROVISIONS .......................................     17
   Postponement of Payments ..............................     17
   Payment by Check ......................................     17
   The Contract ..........................................     17
   Suicide ...............................................     17
   Incontestability ......................................     17
   Change of Owner or Beneficiary ........................     17
   Assignment ............................................     18
   Misstatement of Age or Sex ............................     18
PAYMENT OF PROCEEDS ......................................     18
   Surrender and Death Benefit Proceeds...................     18
   Payment Options .......................................     18
FEDERAL TAX CONSIDERATIONS ...............................     19
   Introduction ..........................................     19
   Phoenix's Tax Status ..................................     19
   Policy Benefits .......................................     19
   Business-Owned Policies................................     20
   Modified Endowment Contracts ..........................     20
   Limitations on Unreasonable Mortality
      and Expense Charges ................................     20
   Qualified Plans .......................................     20
   Diversification Standards .............................     21
   Change of Ownership or Insured or Assignment...........     21
   Other Taxes ...........................................     21
VOTING RIGHTS ............................................     21
   The Fund ..............................................     21
   Phoenix................................................     21
THE DIRECTORS AND EXECUTIVE OFFICERS OF PHOENIX...........     22
SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS...................     22
SALES OF POLICIES ........................................     22
STATE REGULATION .........................................     22
REPORTS ..................................................     22
LEGAL PROCEEDINGS ........................................     23
LEGAL MATTERS ............................................     23
REGISTRATION STATEMENT ...................................     23
FINANCIAL STATEMENTS .....................................     23
APPENDIX A ...............................................     26
APPENDIX B ...............................................     27



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                              FINANCIAL HIGHLIGHTS


     The Subaccounts commenced operations as of the date of this Prospectus;
           therefore, data for these Subaccounts is not yet available.


SPECIAL TERMS
--------------------------------------------------------------------------------
    As used in this Prospectus, the following terms have the indicated meanings:

ATTAINED AGE: The age of the Insured on the birthday nearest the most recent Policy Anniversary.

BENEFICIARY: The person or persons specified by the Policyowner as entitled to receive the death benefits under a Policy.

CASH SURRENDER VALUE: The Policy Value less any surrender charge that would apply on the date of surrender and less any Debt.

DEATH BENEFIT GUARANTEE: An additional benefit rider available with the Policy that guarantees a death benefit equal to the initial face amount or the face amount as later increased or decreased, provided that Minimum Required Premiums are paid. See "Additional Rider Benefits."

DEBT: Outstanding loans against a Policy, plus accrued interest.

GENERAL ACCOUNT: The general asset account of Phoenix.

GUARANTEED INTEREST ACCOUNT (GIA): An allocation option under which amounts deposited are guaranteed to earn a fixed rate of interest. Excess interest also may be credited, in the sole discretion of Phoenix.

IN FORCE: Conditions under which the coverage under a Policy is in effect and the Insured's life remains insured.

INSURED: The person upon whose life the Policy is issued.

IN WRITING (WRITTEN REQUEST): In a written form satisfactory to Phoenix and delivered to Variable and Universal Life Administration.

ISSUE PREMIUM: The premium payment made in connection with the issue of the Policy.

MINIMUM REQUIRED PREMIUM: The required premium as specified in the Policy. An increase or decrease in the face amount of the Policy will change the Minimum Required Premium amount.

MONTHLY CALCULATION DAY: The first Monthly Calculation Day is the same day as the Policy Date. Subsequent Monthly Calculation Days are the same day of each month thereafter or, if such day does not fall within a given month, the last day of that month will be the Monthly Calculation Day.

PAYMENT DATE: The Valuation Date on which a premium payment or loan repayment is received at Phoenix, unless it is received after the close of the New York Stock Exchange, in which case it will be the next Valuation Date.

PHOENIX: Phoenix Life and Annuity Company ("Phoenix"), Hartford, Connecticut.

PLANNED ANNUAL PREMIUM: The premium amount that the Policyowner agrees to pay each Policy Year. It must be at least equal to the Minimum Required Premium required for the face amount of insurance selected and must be no greater than the maximum premium allowed for the face amount selected.

POLICY ANNIVERSARY: Each anniversary of the Policy Date.

POLICY DATE: The Policy Date as shown on the Schedule Page of the Policy. It is the date from which Policy Years and Policy Anniversaries are measured.

POLICY MONTH: The period from one Monthly Calculation Day up to but not including the next Monthly Calculation Day.

POLICYOWNER (OWNER): The owner of a Policy.


POLICY VALUE: The sum of a Policy's share in the values of each Subaccount of the VUL Account plus the Policy's share in the values of the GIA.

POLICY YEAR: The first Policy Year is the one-year period from the Policy Date up to, but not including, the first Policy Anniversary. Each succeeding Policy Year is the one-year period from the Policy Anniversary up to but not including the next Policy Anniversary.

PROPORTIONATE: Amounts allocated to Subaccounts on a proportionate basis are allocated by increasing (or decreasing) a Policy's share in the value of the affected Subaccounts so that such shares maintain the same ratio to each other before and after the allocation.

SUBACCOUNTS: Accounts within the VUL Account to which non-loaned assets under a Policy are allocated.

UNIT: A standard of measurement used in determining the value of a Policy. The value of a Unit for each Subaccount will reflect the investment performance of that Subaccount and will vary in dollar amount.

VALUATION DATE: For any Subaccount, each date on which the net asset value of the Fund is determined.

VALUATION PERIOD: For any Subaccount, the period in days from the end of one Valuation Date through the next.

VARIABLE AND UNIVERSAL LIFE ADMINISTRATION: Variable and Universal Life Administration Division of Phoenix.

VUL ACCOUNT: Phoenix Life and Annuity Variable Universal Life Account.

SUMMARY
--------------------------------------------------------------------------------

1.   WHAT IS THE DIFFERENCE BETWEEN THE POLICY AND A CONVENTIONAL FIXED
     BENEFIT LIFE INSURANCE POLICY?
     Like conventional fixed benefit life insurance, so long as the Policy remains In Force, the Policy will provide for: (1) the payment of a death benefit to a Beneficiary upon the Insured's death; (2) the accumulation of cash value; and (3) surrender rights and Policy loan privileges.


     The Policy differs from conventional fixed benefit life insurance by allowing Policyowners to allocate premiums to one or more Subaccounts of the VUL Account or to the GIA. Each Subaccount invests exclusively in a designated portfolio of the Fund. Also, under the Policy, the Policy Value invested in the VUL Account is not guaranteed and may increase or decrease depending upon the investment experience of the Subaccounts of the VUL Account. Accordingly, the Policyowner bears the investment risk of any depreciation in value of the underlying assets but reaps the benefits of any appreciation in value. See "Policy Value."


     In addition, unlike conventional fixed benefit life insurance, a Policyowner also has the flexibility to make additional premium payments and to thereby adjust the Policy Value. However, unlike conventional fixed benefit life insurance, the Policy does not require a Policyowner to adhere to a fixed premium payment schedule. Moreover, after the payment of the Issue Premium, the failure to make additional premium payments will not in itself cause the Policy to lapse. Conversely, the payment of additional premiums will not guarantee that the Policy will remain In Force. Generally, lapse will occur when the Cash Surrender Value is insufficient to pay certain charges deducted on the Monthly Calculation Day, and a grace period expires without payment of the additional amount required. See "Lapse."

     If a Whole Life Exchange Option Rider is attached to the Policy, the Policy may be exchanged for a fixed benefit whole life policy. (See "Additional Rider Benefits.")

2.   IS THERE A GUARANTEED ACCOUNT OPTION?
     Yes. A Policyowner may elect to have premium payments allocated to the GIA. Amounts allocated to the GIA earn a fixed rate of interest and Phoenix also may, in its sole discretion, credit excess interest. (See Appendix A.)

3.   WHAT IS THE DEATH BENEFIT UNDER THE POLICY?
     The Policy provides for the payment of benefits upon the death of the Insured. Upon application for a Policy, an applicant designates an Issue Premium. The Policy indicates the face amount of insurance. The death benefit will equal the face amount on the date of the Insured's death or, if greater, the Policy Value on the date of the Insured's death increased by the applicable percentage set forth in the Policy. If the increased death benefit option is selected, the death benefit will equal the face amount on the date of the Insured's death plus the Policy Value or, if greater, the Policy Value on the date of the Insured's death increased by the applicable percentage set forth in the Policy. Guaranteed death benefit and living benefits riders also are available. See "Death Benefit."

4.   HOW LONG WILL THE POLICY REMAIN IN FORCE?
     The Policy will lapse only when the Cash Surrender Value is insufficient to pay the monthly deduction (see "Charges and Deductions--Monthly Deductions"), and a grace period expires without payment of the additional amount required. In this respect, the Policy differs in two important respects from a conventional fixed benefit life insurance Policy. First, the failure to pay additional premiums will not automatically cause the Policy to lapse. Second, the payment of premiums of any prespecified amount does not guarantee that the Policy will remain In Force. A rider is available to ensure that premium payments will continue during a period of disability.

5.   WHAT CHARGES ARE THERE IN CONNECTION WITH THE POLICY?
     MONTHLY DEDUCTION: A deduction is made each Policy Month from the Policy Value (excluding the value of the loaned portion of the GIA) to pay the cost of insurance provided under the Policy; the cost of any rider benefits provided; any unpaid balance of the Issue Expense Charge; and an administrative charge as shown on the Schedule Page of the Policy. The administrative charge may vary but in no event will it exceed $10 per month. Currently, the administrative charge is $5 per month. The administrative charge is set at a level designed to recover actual costs and is not designed to result in any profit to Phoenix. See "Charges and Deductions."


     OTHER CHARGES: A fee equal to the lesser of $25 or 2% of the partial surrender amount paid is deducted from the Policy Value for each partial surrender. A partial surrender charge equal to a pro rata portion of the applicable surrender charge that would apply to a full surrender, determined by applying a formula, also is assessed against the VUL Account Subaccounts or the GIA when a partial surrender is made.


     No charges are currently made from the VUL Account or the GIA for federal or state income taxes. If Phoenix determines that such taxes may be imposed, it may make deductions from the VUL Account to pay these taxes.


     Phoenix charges each Subaccount of the VUL Account the daily equivalent of .80% for the first 15 years and then 0.25% on an annual basis of the current value of the Subaccount's net assets for its assumption of certain mortality and expense risks incurred in connection with the Policy.


     Premium amounts also are reduced by any applicable premium tax, a federal tax charge of 1.50% and, for payments made during a grace period, by the amount needed to cover any monthly deductions made during the grace period.

     Investment advisory charges are imposed on an annual basis based on the average daily net assets of the Series of the Fund as follows:

                PHOENIX INVESTMENT COUNSEL, INC.
                --------------------------------
                                                    RATE FOR
                    RATE FOR FIRST  RATE FOR NEXT   EXCESS OVER
SERIES              $250,000,000    $250,000,000    $500,000,000
------              ------------    ------------    ------------
Money Market.......     .40%           .35%           .30%
Multi-Sector.......     .50%           .45%           .40%
Balanced...........     .55%           .50%           .45%
Total Return.......     .60%           .55%           .50%
Growth.............     .70%           .65%           .60%
International......     .75%           .70%           .65%
Strategic Theme....     .75%           .70%           .65%

                 PHOENIX-ABERDEEN ADVISORS, LLC
                 ------------------------------
SERIES
------
Asia..............     1.00%

                PHOENIX REALTY SECURITIES, INC.
                -------------------------------
                                                     RATE FOR
                   RATE FOR FIRST  RATE FOR NEXT    EXCESS OVER
SERIES             $1,000,000,000  $1,000,000,000  $2,000,000,000
------             --------------  --------------  --------------
Real Estate.......      .75%           .70%           .65%


     In addition, each Series pays a portion or all of its other operating expenses other than the management fees: the Growth, Multi-Sector, Total Return, Money Market and Balanced Series will pay up to .15%; the Real Estate, Strategic Theme and Asia Series will pay up to .25%; and the International Series will pay up to .40% of its average net assets annually. See "Charges and Deductions." See also table of Fund Expenses and the section entitled "The Trust and Its Management" in the accompanying Fund prospectus.


6.   IS THERE A RIGHT TO CANCEL PERIOD?
     Yes. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it (or longer in some states), or 10 days after Phoenix mails or delivers a written notice of withdrawal right to the Policyowner, or within 45 days of completing the application, whichever is latest.


7.   HOW ARE PREMIUMS ALLOCATED?
     If the applicant elects the Temporary Money Market Allocation Amendment in the application, Phoenix will allocate the entire Issue Premium, less applicable charges, to the Money Market Subaccount of the VUL Account. Phoenix requires this election for all applicants in certain states and for applicants in certain states who indicate on their application that they intend the Policy to replace existing insurance. At the expiration of the Right to Cancel Period for such Policyowners, the Policy Value will be allocated among the Subaccounts of the VUL Account or to the GIA in accordance with the Policyowner's allocation instructions in the application for insurance. All other Policyowners will have their Issue Premium, less applicable charges, allocated according to the instructions in the application on the date it is received without first having the premium placed in the Money Market Subaccount. The Policy Value may be allocated among the available Subaccounts of the VUL Account, each of which invests in shares of a designated portfolio of the Fund, or to the GIA.

8.   AFTER THE INITIAL ALLOCATION, MAY I CHANGE THE ALLOCATION OF
     POLICY VALUE?
     Yes. A Policyowner may transfer amounts among the Subaccounts of the VUL Account or the GIA. Only one transfer per Policy Year is permitted from the unloaned portion of the GIA. The amount of that transfer is limited to the higher of $1,000 or 25% of the value of the Policy in the unloaned portion of the GIA. Also, Phoenix reserves the right to require that transfers be made by written request. Phoenix further reserves the right to permit transfers of less than $500 only if the entire balance in the Subaccount of the VUL Account or the GIA is transferred. A systematic transfer program also is available. See "Transfer of Policy Value."


9.   MAY THE POLICY BE SURRENDERED?
     Yes. A Policyowner may totally surrender the Policy at any time and receive the Cash Surrender Value. Subject to certain limitations, the Policyowner also may partially surrender the Policy at any time prior to the Maturity Date. In the future, Phoenix may set a minimum partial surrender amount, not to exceed $500. See "Surrenders--Partial Surrenders." A partial surrender will result in a decrease in the death benefit under the Policy. See "Death Benefit." If the Policy is totally or partially surrendered during the first 10 Policy Years, a Surrender Charge will apply. See "Surrender Charge." In addition, there may be certain tax consequences as the result of a surrender. For example, a Policy may be a "modified endowment contract" if the amount of premium paid during the first seven Policy Years is more than the amount that would have been paid if the Policy had provided for paid-up benefits after the payment of seven level annual premiums. Distributions such as loans and full or partial surrenders under a modified endowment contract may be taxable income to the extent they exceed the premiums paid. If such income is distributed before the Policyowner attains age 59 1/2, a 10% penalty tax may be imposed. See "Federal Tax Considerations."

10.  WHAT IS THE POLICY'S LOAN PRIVILEGE?
     A Policyowner may obtain Policy loans in an amount up to 90% of the result of subtracting the remaining Surrender Charge from the Policy Value. The interest rate on a loan is at an effective annual rate as stated in the Policy, compounded daily and payable on each Policy Anniversary in arrears. The requested loan amount is transferred from the VUL Account to the loaned portion of the GIA and is credited with interest at an effective annual rate as stated in the Policy. Phoenix reserves the right not to allow loans of less than $500 unless the loans are to pay premiums on another policy issued by Phoenix. See "The Policy--Policy Loans."

     The proceeds of Policy loans may be subject to federal income tax under certain circumstances. See "Federal Tax Considerations."

11.  HOW ARE INSURANCE BENEFITS PAID?
     Surrender and death benefits under the Policy may be paid in a lump sum or under one of the payment options set forth in the Policy. See "Payment Options."

PHOENIX AND THE VUL ACCOUNT
--------------------------------------------------------------------------------

PHOENIX
     Phoenix Life and Annuity Company is an indirect subsidiary of Phoenix Home Life Mutual Insurance Company. Its executive office is at One American Row, Hartford, Connecticut 06115, and its main administrative office is at 100 Bright Meadow Boulevard, Enfield, Connecticut 06083-1900. Phoenix is a Missouri Stock Company formed in March 1996 to write life insurance and annuity contracts. Formerly, it was Savers Life Insurance Company of America, chartered in Missouri. Phoenix sells insurance policies through its own field force of full time agents and through brokers. Its operations are conducted in ___ states.

THE VUL ACCOUNT
     The VUL Account is a separate account of Phoenix, formed and governed under the laws of Missouri. It is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and it meets the definition of a "separate account" under that Act. Such registration does not involve supervision of the management of the VUL Account or Phoenix by the Securities and Exchange Commission.

     The VUL Account is divided into Subaccounts each of which is available for allocation of Policy Value. If, in the future, Phoenix determines that marketing needs and investment conditions warrant, Phoenix may establish additional ^ Subaccounts which will be made available to existing Policyowners to the extent and on a basis determined by Phoenix. Each Subaccount will invest solely in shares of the Funds allocable to one of the available portfolios, each having the specified investment objective set forth under "Investments of the VUL Account--Participating Mutual Fund."

     Phoenix does not guarantee the investment performance of the VUL Account or any of its Subaccounts. The Policy Value allocated to the VUL Account depends on the investment performance of the Fund. Thus, the Policyowner bears the full investment risk for all monies invested in the VUL Account.


     Advertisements, sales literature and other communications may contain information about any Series' or Advisers' current investment strategies and management style. Current strategies and style may change to respond to changing market and economic conditions. From time to time, the Series may discuss specific portfolio holdings or industries in such communications. To illustrate components of overall performance, the Series may separate their cumulative and average annual returns into income results and capital gains or losses; or cite separately as a return figure the equity or bond portion of a Series' portfolio; or compare a Series' equity or bond return figure to well-known indices of market performance, including, but not limited to, the S&P 500 Index, Dow Jones Industrial Average, First Boston High Yield Index and Salomon Brothers Corporate and Government Bond Indices.


     The VUL Account may from time to time include in advertisements containing total returns the ranking of those performance figures relative to such figures for groups of Subaccounts having similar investment objectives as categorized by ranking services such as Lipper Analytical Services, Inc., CDA Investment Technologies, Inc., Weisenberger Financial Services, Inc., and Morningstar, Inc. Additionally, the Funds may compare a Series' performance results to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in various publications such as Changing Times, Forbes, Fortune, Money, Barrons, Business Week, Investor's Daily, The Stanger Register, Stanger's Investment Adviser, The Wall Street Journal, The New York Times, Consumer Reports, Registered Representative, Financial Planning, Financial Services Weekly, Financial World, U.S. News and World Report, Standard & Poor's, The Outlook, and Personal Investor. The Funds may from time to time illustrate the benefits of tax deferral by comparing taxable investments to investments made through tax-deferred retirement plans. The total return also may be used to compare the performance of a Series against certain widely acknowledged outside standards or indices for stock and bond market performance, such as the S&P 500 Index, Dow Jones Industrial Average, Europe Australia Far East Index (EAFE), Consumer's Price Index, Shearson Lehman Corporate Index and Shearson Lehman T-Bond Index. The S&P 500 is a commonly quoted market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 common stocks relative to the base period 1940-43. The S&P is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over the counter are included. The 500 companies represented include 400 industrial, 60 transportation and 40 financial services concerns. The S&P represents about 80% of the market value of all issues traded on the New York Stock Exchange.


     The VUL Account is administered and accounted for as part of the general business of Phoenix, but the income, gains, or losses of the VUL Account are credited to or charged against the assets held in the VUL Account without regard to other income, gains, or losses of any other business Phoenix may conduct. Under Missouri law, the assets of the VUL Account are not chargeable with liabilities arising out of any other business Phoenix may conduct. Nevertheless all obligations arising under the Policy are general corporate obligations of Phoenix.

THE GIA
     The GIA is not part of the VUL Account. It is accounted for as part of the General Account. Phoenix reserves the right to limit cumulative deposits, including transfers, to the unloaned portion of the GIA to no more than $250,000 during any one-week period. Phoenix will credit interest daily on the amounts allocated under the Policy to the GIA. The credited rate will be uniform by class. The loaned portion of the GIA will be credited interest at an effective annual fixed rate of 2%. Interest on the unloaned portion of the GIA will be credited at an effective annual rate of not less than 4%.

     Bi-weekly, Phoenix sets the interest rate that will apply to any net premium or transferred amounts deposited to the unloaned portion of the GIA. That rate will remain in effect for such deposits for an initial guarantee period of one full year from the date of deposit. Upon expiration of the initial one-year guarantee period (and each subsequent one-year guarantee period thereafter), the rate to be applied to any deposits whose guarantee period has just ended shall be the same rate as is applied to new deposits allocated to the GIA at the time that the guarantee period expired. This rate will likewise remain in effect for a guarantee period of one full year from the date the new rate is applied. For more complete information concerning the GIA, see Appendix A.

THE POLICY
--------------------------------------------------------------------------------

INTRODUCTION
     The Policy is a variable life insurance policy. The Policy has a death benefit, Cash Surrender Value, and loan privilege such as is associated with a traditional fixed benefit whole life policy. The Policy differs from a fixed benefit whole life policy, however, because the Policyowner specifies into which of several Subaccounts of the VUL Account or the GIA net premium is to be allocated. Each Subaccount of the VUL Account, in turn, invests its assets exclusively in a portfolio of the Funds. The Policy Value varies according to the investment performance of the Series to which Policy Value has been allocated.


ELIGIBLE PURCHASERS
     Any person up to the age of 75 is eligible to be insured under a newly purchased Policy after providing acceptable evidence of insurability. A person can purchase a Policy to insure the life of another person provided that the Policyowner has an insurable interest in the life of the Insured, and the Insured consents.

PREMIUM PAYMENT
     The minimum Issue Premium for a Policy is generally 1/6 of the Planned Annual Premium. The Issue Premium is due on the Policy Date. The Insured must be alive when the Issue Premium is paid. Thereafter, the amount and payment frequency of planned premiums are as shown on the Schedule Page of the Policy. All premiums are payable at Variable and Universal Life Administration, except that the Issue Premium may be paid to an authorized agent of Phoenix for forwarding to the Underwriting Department of Phoenix.

     Any premium payments will be reduced by the applicable premium tax and by a federal tax charge of 1.50%. The Issue Premium also will be reduced by the Issue Expense Charge on a pro rata basis in equal monthly installments over a 12-month period. Any unpaid balance of the Issue Expense Charge will be paid to Phoenix upon policy lapse or termination.


     Premium payments received during a grace period also will be reduced by the amount needed to cover any monthly deductions during the grace period. The remainder will be applied on the Payment Date to the various Subaccounts of the VUL Account or to the GIA, based on the premium allocation schedule elected in the application for the Policy or as later changed. The allocation schedule for premium payments may be changed by calling or writing to Variable and Universal Life Administration. Allocations to the VUL Account Subaccounts or to the GIA must be expressed in terms of whole percentages.

     The number of units credited to a Subaccount of the VUL Account will be determined by dividing the portion of the net premium applied to that Subaccount by the unit value of the Subaccount on the Payment Date.


     A Policyowner may increase or decrease the planned premium amount or payment frequency at any time by written notice to Variable and Universal Life Administration. Phoenix reserves the right to limit increases to such maximums as may be established from time to time. Additional premium payments may be made at any time. Each premium payment must at least equal $25 or, if made during a grace period, the payment must equal the amount needed to prevent lapse of the Policy.

     A Policyholder also may elect a Waiver of Premium Rider. This rider provides for the waiver of certain premium payments under the Policy under certain conditions during a period of total disability of the Insured. Under its terms, the specified premium will be waived upon Phoenix's receipt of proof that the Insured is totally disabled and that the disability occurred while the rider was In Force.


     The Policy contains a total premium limit as shown on the Schedule Page. This limit is applied to the sum of all premiums paid under the Policy. If the total premium limit is exceeded, the Policyowner will receive the excess, with interest at an annual rate of not less than 4%, not later than 60 days after the end of the Policy Year in which the limit was exceeded. The Policy Value will then be adjusted to reflect the refund. The amount to be taken from each Subaccount or the GIA will be allocated in the same manner as provided for monthly deductions unless the Policyowner requests otherwise in writing. The total premium limit may be exceeded if additional premium is needed to prevent lapse or if Phoenix determines that additional premium would be permitted by federal laws or regulations.

     A Policyowner may authorize his bank to draw $25 or more from his/her personal checking account monthly to purchase Units in any available Subaccount. The amount the Policyowner designates will be automatically invested in the Subaccount of his/her choice on the date the bank draws on his account.


     Policies sold to officers, directors and employees of Phoenix (and their spouses and children) will be credited with an amount equal to the first-year commission that would apply on the amount of premium contributed. This option also is available to career agents of Phoenix (and their spouses and children).


ALLOCATION OF ISSUE PREMIUM
     Phoenix will generally allocate the Issue Premium less applicable charges to the VUL Account or to the GIA upon receipt of a completed application, in accordance with the allocation instructions in the application for a Policy. However, Policies issued in certain states, and Policies issued in certain states pursuant to applications which state the Policy is intended to replace existing insurance, are issued with a Temporary Money Market Allocation Amendment. Under this Amendment, Phoenix temporarily allocates the entire Issue Premium paid less applicable charges (along with any other premiums paid during the Right to Cancel Period) to the Money Market Subaccount of the VUL Account, and, at the expiration of the Right to Cancel Period, the Policy Value of the Money Market Subaccount is allocated among the Subaccounts of the VUL Account or to the GIA in accordance with the applicant's allocation instructions in the application for insurance.


RIGHT TO CANCEL PERIOD
     A Policy may be returned by mailing or delivering it to Phoenix within 10 days after the Policyowner receives it (or longer in some states); within 10 days after Phoenix mails or delivers a written notice of withdrawal right to the Policyowner; or within 45 days after the applicant signs the application for insurance, whichever occurs latest (the "Right to Cancel Period"). The returned Policy is treated as if Phoenix never issued the Policy and, except for Policies issued with a Temporary Money Market Allocation Amendment, Phoenix will return the sum of the following as of the date Phoenix receives the returned Policy: (i) the then current Policy Value less any unpaid loans and loan interest; plus (ii) any monthly deductions, partial surrender fees, and other charges made under the Policy, including investment advisory fees, or any Fund expenses deducted. The amount returned for Policies issued with the Amendment will equal any premiums paid less any unrepaid loans and loan interest, and less any partial surrender amounts paid.

     Phoenix reserves the right to disapprove an application for processing within seven days of receipt at Phoenix of the completed application for insurance, in which event Phoenix will return the premium paid. Even after approval of the application for processing, Phoenix reserves the right to decline issuance of the Policy, in which event Phoenix will refund the applicant the same amount as would have been refunded under the Policy had it been issued but returned for refund during the Right to Cancel Period.

TEMPORARY INSURANCE COVERAGE
     On the date the application for a Policy is signed and submitted with the Issue Premium, Phoenix issues a Temporary Insurance Receipt (the "Receipt") in connection with the application. Under the Receipt, the insurance protection applied for (subject to the limits of liability and in accordance with the terms set forth in the Policy and in the Receipt) takes effect on the date of the application.

TRANSFER OF POLICY VALUE

     SYSTEMATIC TRANSFER PROGRAM
     A Policyowner may elect to transfer funds automatically among the Subaccounts or the unloaned portion of the GIA on a monthly, quarterly, semi-annual or annual basis under the Systematic Transfer Program for Dollar Cost Averaging ("Systematic Transfer Program"). Under this Systematic Transfer Program, the minimum initial and subsequent transfer amounts are $25 monthly, $75 quarterly, $150 semi-annually, or $300 annually. A Policyowner must have an initial value of $1,000 in the GIA or the Subaccount that funds will be transferred from and if the value in that Subaccount or the GIA drops below the elected transfer amount, the entire remaining balance will be transferred and no more systematic transfers will be processed. Funds may be transferred from only one Subaccount or the GIA, but may be allocated to multiple Subaccounts. Under the Systematic Transfer Program, Policyowners may make more than one transfer per Policy Year from the GIA, in approximately equal amounts over a minimum 18-month period. All transfers under the Systematic Transfer Program will be executed on the basis of the respective values as of the first of the month following receipt of the transfer request. If the first of the month falls on a holiday or weekend, then the transfer will be processed on the next succeeding business day. Enrollment in the Systematic Transfer Program may or may not be in the Policyowner's best interest.

     NON-SYSTEMATIC TRANSFERS
     Transfers among available Subaccounts or the GIA and changes in premium payment allocations may be requested in writing or by calling 1-800-892-4885, between the hours of 8:30 a.m. and 4:00 p.m. Eastern Time and will be executed on the date the request is received at Variable and Universal Life Administration, except as noted below. Unless the Policyowner elects in writing not to authorize telephone transfers or allocation changes, telephone transfer orders and allocation changes also will be accepted on behalf of the Policyowner from his/her registered representative. Phoenix and Phoenix Equity Planning Corporation ("PEPCO") will employ reasonable procedures to confirm that telephone instructions are genuine. They will require verification of account information and will record telephone instructions on tape. All telephone transfers will be confirmed in writing to the Policyowner. To the extent that procedures reasonably designed to prevent unauthorized transfers are not followed, Phoenix and PEPCO may be liable for following telephone instructions for transfers that prove to be fraudulent. However, the Policyowner would bear the risk of loss resulting from instructions entered by an unauthorized third party that Phoenix and PEPCO reasonably believe to be genuine. These telephone privileges may be modified or terminated at any time and, during times of extreme market volatility, may be difficult to exercise. In such cases, the Policyowner should submit a written request.

     Phoenix reserves the right to permit transfers of less than $500 only if the entire balance in the Subaccount or the GIA is transferred or if the Systematic Transfer Program has been elected.

     Phoenix reserves the right to prohibit a transfer to any Subaccount of the VUL Account where the resultant value of the Policy's share in that Subaccount immediately after the transfer would be less than $500. It further reserves the right to require that the entire balance of a Subaccount or the GIA be transferred if the share of the Policy in the value of that Subaccount would, immediately after the transfer, be less than $500.


     Unless Phoenix agrees otherwise or the Systematic Transfer Program has been elected, a Policyowner may make only one transfer per Policy Year from the unloaned portion of the GIA and the amount that may be transferred cannot exceed the greater of $1,000 or 25% of the value of the Policy in the unloaned portion of the GIA at the time of the transfer. Non-systematic transfers from the unloaned portion of the GIA will be effectuated on the date of receipt by Variable and Universal Life Administration.

     For policies issued with the Temporary Money Market Allocation Amendment, transfers may not be made until termination of the Right to Cancel Period.


DETERMINATION OF SUBACCOUNT VALUES
     The unit value of each Subaccount of the VUL Account was set by Phoenix on the first Valuation Date of each such Subaccount. The unit value of a Subaccount of the VUL Account on any other Valuation Date is determined by multiplying the unit value of that Subaccount on the just prior Valuation Date by the Net Investment Factor for that Subaccount for the then current Valuation Period. The unit value of each Subaccount of the VUL Account on a day other than a Valuation Date is the unit value on the next Valuation Date. Unit values are carried to 6 decimal places. The unit value of each Subaccount of the VUL Account on a Valuation Date is determined at the end of that day.

     The Net Investment Factor for each Subaccount of the VUL Account is determined by the investment performance of the assets held by the Subaccount during the Valuation Period. Each valuation will follow applicable law and accepted procedures. The Net Investment Factor is equal to item (D) below subtracted from the result of dividing the sum of items (A) and (B) by item (C).

     (A) The value of the assets in the Subaccount on the current Valuation Date, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current Valuation Period.

     (B) The amount of any dividend (or, if applicable, any capital gain distribution) received by the Subaccount if the "ex- dividend" date for shares of the Fund occurs during the current Valuation Period.

     (C) The value of the assets in the Subaccount as of the just prior Valuation Date, including accrued net investment income and realized and unrealized capital gains and losses, and including the net value of all transactions during the Valuation Period ending on that date.


     (D) The sum of the following daily charges multiplied by the number of days in the current Valuation Period:

         1.  the mortality and expense risk charge; and

         2. the charge, if any, for taxes and reserves for taxes on investment income, and realized and unrealized capital gains.

DEATH BENEFIT
     GENERAL
     The death benefit (under Option 1) equals the Policy's face amount on the date of the Insured's death or, if greater, the minimum death benefit on the date of death. Under Option 2, the death benefit equals the Policy's face amount on the date of the Insured's death plus the Policy Value. Under either Option, the minimum death benefit is the Policy Value on the date of death of the Insured increased by the applicable percentage from the table contained in the Policy, based on the Insured's attained age at the beginning of the Policy Year in which the death occurs. If no option is elected, Option 1 will apply.

     GUARANTEED DEATH BENEFIT OPTION
     For Policies with a face amount of at least $50,000, a guaranteed death benefit rider may be purchased. Under this Policy rider, if a Policyowner pays the required premium each year as specified in the rider, the death benefit selected will be guaranteed for a certain specified number of years, regardless of the investment performance of the Policy, and will equal either the initial face amount or the face amount as later changed by increases or decreases. In order to keep this guaranteed death benefit In Force, there may be limitations on the amount of partial surrenders or decreases in face amount permitted.

     LIVING BENEFITS OPTION
     In the event of a terminal illness of the Insured, an accelerated payment of up to 75% of the Policy's death benefit (up to a maximum of $250,000) is available if a Living Benefits Rider has been purchased. The minimum face amount of the Policy after any such accelerated benefit payment is $10,000.

     REQUESTS FOR INCREASE IN FACE AMOUNT
     Any time after the first Policy Anniversary, a Policyowner may request an increase in the face amount of insurance provided under the Policy. Requests for face amount increases must be made in writing, and Phoenix requires additional evidence of insurability. The effective date of the increase generally will be the Policy Anniversary following approval of the increase. The increase may not be less than $25,000 and no increase will be permitted after the Insured's age
75. The charge for the increase is $1.50 per $1,000 of face amount increase requested subject to a maximum of $600. No additional monthly administration charge will be assessed for face amount increases. Phoenix will deduct any charges associated with the increase (the increases in cost of insurance charges), from the Policy Value, whether or not the Policyowner pays an additional premium in connection with the increase. The surrender charge applicable to the Policy also will increase. At the time of the increase, the Cash Surrender Value must be sufficient to pay the monthly deduction on that date, or additional premiums will be required to be paid on or before the effective date. Also, a new Right to Cancel Period (see "The Policy--Right to Cancel Period") will be established for the amount of the increase. For a discussion of possible implications of a material change in the Policy resulting from the increase, see "Material Change Rules."

     PARTIAL SURRENDER AND DECREASES IN FACE AMOUNT: EFFECT ON DEATH BENEFIT
     A partial surrender or a decrease in face amount generally decreases the death benefit. Upon a decrease in face amount or partial surrender, a partial surrender charge will be deducted from Policy Value based on the amount of the decrease or partial surrender. With a decrease in face amount, the death benefit under a Policy would be reduced on the next Monthly Calculation Day. With a partial surrender, the death benefit under a Policy would be reduced immediately. A decrease in the death benefit may have certain tax consequences. See "Federal Tax Considerations."

     REQUESTS FOR DECREASE IN FACE AMOUNT
     A Policyowner may request a decrease in face amount at any time after the first Policy Year. Unless Phoenix agrees otherwise, the decrease must at least equal $10,000 and the face amount remaining after the decrease must at least equal $25,000. All face amount decrease requests must be in writing and will be effective on the first Monthly Calculation Day following the date Phoenix approves the request. A partial surrender charge will be deducted from the Policy Value based on the amount of the decrease. The charge will equal the applicable surrender charge that would apply to a full surrender multiplied by a fraction (the decrease in face amount divided by the face amount of the Policy before the decrease).

SURRENDERS
     GENERAL
     At any time during the lifetime of the Insured and while the Policy is In Force, the Policyowner may partially or fully surrender the Policy by sending a written release and surrender in a form satisfactory to Phoenix to Variable and Universal Life Administration, along with the

Policy if Phoenix so requires. The amount available for surrender is the Cash Surrender Value at the end of the Valuation Period during which the surrender request is received at Variable and Universal Life Administration.

     Upon partial or full surrender, Phoenix generally will pay the amount surrendered to the Policyowner within seven days after Phoenix receives the Written Request for the surrender. Under certain circumstances, the surrender payment may be postponed. See "General Provisions--Postponement of Payments." For the federal tax effects of partial and full surrenders, see "Federal Tax Considerations."

     FULL SURRENDERS
     If the Policy is being fully surrendered, the Policy itself must be returned to Variable and Universal Life Administration, along with the written release and surrender of all claims in a form satisfactory to Phoenix. A Policyowner may elect to have the amount paid in a lump sum or under a payment option. See "Surrender Charge" and "Payment Options."

     PARTIAL SURRENDERS
     A Policyowner may obtain a partial surrender of the Policy by requesting that part of the Policy's Cash Surrender Value be paid. The Policyowner may do this at any time during the lifetime of the Insured while the Policy is In Force with a Written Request to Variable and Universal Life Administration. Phoenix reserves the right to require that the Policy be returned before payment is made. A partial surrender will be effective on the date the Written Request is received or, if required, the date the Policy is received. Surrender proceeds may be applied under any of the payment options described under "Payment of Proceeds--Payment Options."


     Phoenix reserves the right not to allow partial surrenders of less than $500. In addition, if the share of the Policy Value in any Subaccount or in the GIA (reduced as a result of a partial surrender) would be, immediately after the partial surrender, less than $500, Phoenix reserves the right to require that as part of any partial surrender, the entire remaining balance in that Subaccount or the GIA be surrendered.


     Upon a partial surrender, the Policy Value will be reduced by the sum of the following:


     (i) The Partial Surrender Amount Paid. This amount comes from a reduction in the Policy's share in the value of each Sub account or the GIA based on the allocation requested at the time of the partial surrender. If no allocation request is made, the assessment to each Subaccount will be made in the same manner as that provided for monthly deductions.

     (ii) The Partial Surrender Fee. This fee is the lesser of $25 or 2% of the partial surrender amount paid. The assessment to each Subaccount or the GIA will be made in the same manner as provided for the partial surrender amount paid.

     (iii) A Partial Surrender Charge. This charge is equal to a pro rata portion of the applicable surrender charge that would apply to a full surrender, determined by multiplying the applicable surrender charge by a fraction (equal to the partial surrender amount payable divided by the result of subtracting the applicable surrender charge from the Policy Value). This amount is assessed against the Subaccount or the GIA in the same manner as provided for the partial surrender amount paid.


     The Cash Surrender Value will be reduced by the partial surrender amount paid plus the partial surrender fee. The face amount of the Policy also will be reduced by the same amount as the Policy Value is reduced as described above.

POLICY LOANS
     While the Policy is In Force, a loan may be obtained against the Policy up to the available loan value. The loan value on any day is 90% of the result of subtracting the then remaining surrender charge from the Policy Value. The available loan value is the loan value on the current day less any outstanding Debt.


     The amount of any loan will be added to the loaned portion of the GIA and subtracted from the Policy's share of the Subaccounts or the unloaned portion of the GIA, based on the allocation requested at the time of the loan. The total reduction will equal the amount added to the loaned portion of the GIA. Allocations generally must be expressed in terms of whole percentages. If no allocation request is made, the amount subtracted from the share of each Subaccount or the unloaned portion of the GIA will be determined in the same manner as provided for monthly deductions. Interest will be credited and the loaned portion of the GIA will increase at an effective annual rate of 2%, compounded daily and payable in arrears. At the end of each Policy Year and at the time of any Debt repayment, interest credited to the loaned portion of the GIA will be transferred to the unloaned portion of the GIA.

     Debt may be repaid at any time during the lifetime of the Insured while the Policy is In Force. Any Debt repayment received by Phoenix during a grace period will be reduced to cover any overdue monthly deductions and only the balance will be applied to reduce the Debt. Such balance, in excess of any outstanding accrued loan interest, will be applied to reduce the loaned portion of the GIA and will be transferred to the unloaned portion of the GIA to the extent that loaned amounts taken from such Account have not been previously repaid. Otherwise, such balance will be transferred among the Subaccounts as the Policyowner requests upon repayment and, if no allocation request is made, according to the most recent premium allocation schedule on file.


     While there is outstanding Debt on the Policy, any payments received by Phoenix for the Policy will be applied directly to reduce the Debt unless specified as a premium payment by the Policyowner. Until the Debt is fully repaid, additional Debt repayments may be made at any time during the lifetime of the Insured while the Policy is In Force.

     Failure to repay a policy loan or to pay loan interest will not terminate the Policy except as otherwise provided under the terms of the Policy concerning the grace period and lapse.

     The proceeds of Policy loans may be subject to federal income tax under certain circumstances. See "Federal Tax Considerations."

     In the future, Phoenix may not allow Policy loans of less than $500, unless such loan is used to pay a premium on another Phoenix policy.

     The Policyowner will pay interest on the loan at an effective annual rate, compounded daily and payable in arrears. The loan interest rates in effect are as follows:

     4% for Policy Years 1 through 10 (or the Insured's
        age 65 if earlier)
     3% for Policy Years 11 through 15
     2 1/2% for Policy Years 16 and thereafter

     At the end of each Policy Year, any interest due on the Debt will be treated as a loan and will be offset by a transfer from the Policyowner's values to the value of the loaned portion of the GIA.


     A Policy loan, whether or not repaid, has a permanent effect on the Policy Value because the investment results of the Subaccounts or unloaned portion of the GIA will apply only to the amount remaining in the Subaccounts or the unloaned portion of the GIA. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Subaccounts or the unloaned portion of the GIA earn more than the annual interest rate for funds held in the loaned portion of the GIA, Policy Value does not increase as rapidly as it would have had no loan been made. If the Subaccounts or the unloaned portion of the GIA earn less than the annual interest rate for funds held in the loaned portion of the GIA, Policy Value is greater than it would have been had no loan been made. A Policy loan, whether or not repaid, also has an effect on the Policy's Death Benefit due to any resulting differences in Cash Surrender Value.


LAPSE
     Unlike conventional life insurance policies, the payment of the Issue Premium, no matter how large, or the payment of additional premiums will not necessarily continue the Policy In Force to its Maturity Date.

     If on any Monthly Calculation Day during the first two Policy Years, the Policy Value is insufficient to cover the monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to three times the required monthly deduction. If on any Monthly Calculation Day during any subsequent Policy Year, the Cash Surrender Value (which has become positive) is less than the required monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to three times the required monthly deduction. However, until the Cash Surrender Value becomes positive for the first time, the Policy will not lapse as long as all premiums planned at issue have been paid.


     The Policy will continue In Force during any such grace period although Subaccount transfers, loans, partial or full surrenders will not be permitted. Failure to pay the additional amount within the grace period will result in lapse of the Policy, but not before 30 days have elapsed since Phoenix mailed written notice to the Policyowner. If a premium payment for the additional amount is received by Phoenix during the grace period, any amount of premium over what is required to prevent lapse will be allocated among the Subaccounts of the VUL Account or to the GIA in accordance with the then current premium allocation schedule. In determining the amount of "excess" premium to be applied to the Subaccounts or the GIA, Phoenix will deduct the premium tax and the amount needed to cover any monthly deductions made during the grace period. If the Insured dies during the grace period, the death benefit will equal the amount of the death benefit immediately prior to the commencement of the grace period.


PAYMENT OF PREMIUMS DURING PERIOD OF DISABILITY
     A Policyholder also may elect a Waiver of Premium Rider. This rider provides for the waiver of certain premium payments under the Policy under certain conditions during a period of total disability of the Insured. Under its terms, the specified premium will be waived upon Phoenix's receipt of proof that the Insured is totally disabled and that the disability occurred while the rider was In Force. The terms of this rider may vary by state.

ADDITIONAL INSURANCE OPTIONS
     While the Policy is In Force and the Insured is insurable, the Policyowner will have the option to purchase additional insurance on the same Insured with the same guaranteed rates as the Policy without being assessed an Issue Expense Charge. Phoenix will require evidence of insurability and charges will be adjusted for the Insured's new attained age and any change in risk classification. However, if elected on the application, the Policyowner may, at predetermined future dates, purchase additional insurance protection on the same Insured without evidence of insurability. (See "Purchase Protection Plan Riders.")

     In addition, once each Policy Year a Policyowner may request an increase in face amount. This request should be made within 90 days prior to the Policy Anniversary and is subject to an issue expense charge of $1.50 per $1,000 of increase in face amount, up to a maximum of $600, and to Phoenix's receipt of adequate evidence of insurability. A Right to Cancel Period as described in "The Policy" section of this Prospectus applies to each increase in face amount.

ADDITIONAL RIDER BENEFITS
     A Policyowner may purchase additional benefits under a Policy. These benefits are cancellable by the Policyowner at any time. A charge will be deducted monthly from the Policy Value for each additional rider benefit chosen except where noted below. More details will be included in the form of a rider to the Policy if any of these benefits is chosen. The following benefits are currently available; however, additional riders may be available as described in the Policy.

o    DISABILITY WAIVER OF SPECIFIED PREMIUM RIDER
     Phoenix waives the specified premium if the Insured becomes totally disabled and the disability continues for at least six months. Premiums will be waived to the Policy Anniversary nearest the Insured's 65th birthday (provided that the disability continues), unless premiums have been waived continuously during the entire five years prior to such date in which case the waiver will continue beyond that date. The premium will be waived upon Phoenix's receipt of proof that the Insured is totally disabled and that the disability occurred while the rider was In Force.

o    ACCIDENTAL DEATH BENEFIT RIDER
     An additional death benefit will be paid if the Insured dies from bodily injury that results from an accident if the Insured dies no later than 90 days after injury and before the Policy Anniversary nearest the Insured's 75th birthday.

o    DEATH BENEFIT PROTECTION RIDER

     The purchase of this rider provides that the death benefit will be guaranteed. The amount of the guaranteed death benefit is equal to the initial face amount, or the face amount that later may be increased or decreased by the Policyholder, provided that certain minimum premiums are paid. Unless Phoenix agrees otherwise, the initial face amount and the face amount remaining after any decrease must at least equal $50,000 and the minimum issue age of the Insured is 20. Three (3) Death Benefit Guarantee periods are available in all states except New York. The minimum premium required to maintain the guaranteed death benefit is based on the length of the guarantee period as elected on the application. The three available guarantee periods are:

     LEVEL:   EXPIRY DATE OF DEATH BENEFIT GUARANTEED, THE LATER OF:
          1   The Policy Anniversary nearest the Insured's 70th
              birthday or the 7th Policy Year
          2   The Policy Anniversary nearest the Insured's 80th
              birthday or the 10th Policy Year
          3   The Policy Anniversary nearest the Insured's 95th
              birthday.

        Level 1 or 2 guarantees may be extended provided that the Policy's Cash Surrender Value is sufficient and the Policyowner pays the new Minimum Required Premium.

o    WHOLE LIFE EXCHANGE OPTION RIDER
     This rider permits the Policyowner to exchange his Policy for a fixed benefit whole life policy at the later of age 65 or Policy Year 15. There is no charge for this rider.

o    PURCHASE PROTECTION PLAN RIDER
     Under this rider a Policyowner may, at predetermined future dates, purchase additional insurance protection without evidence of insurability.

o    LIVING BENEFITS RIDER
     Under certain conditions, in the event of the terminal illness of the Insured, an accelerated payment of up to 75% of the Policy's death benefit (up to a maximum of $250,000) is available. The minimum face amount of the Policy after any such accelerated benefit payment is $10,000. There is no charge for this rider.

o    CASH VALUE ACCUMULATION RIDER

     This rider generally permits a Policyowner to pay more in premium than otherwise would be permitted. This rider must be elected before the Policy is issued. There is no charge for this rider.

INVESTMENTS OF THE VUL ACCOUNT
--------------------------------------------------------------------------------
PARTICIPATING MUTUAL FUNDS
THE PHOENIX EDGE SERIES FUND
     The VUL Account invests in corresponding Series of The Phoenix Edge Series Fund. The Fund currently has the following Series available through the
Policies:

     MONEY MARKET SERIES: The investment objective of the Money Market Series is to provide maximum current income consistent with capital preservation and liquidity.

     GROWTH SERIES: The investment objective of the Growth Series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration.

     MULTI-SECTOR FIXED INCOME ("MULTI-SECTOR") SERIES: The investment objective of the Multi-Sector Series is to seek long-term total return by investing in a diversified portfolio of high yield (high risk) and high quality fixed income securities. For a discussion of the risks associated with investing in high yield bonds, please see the accompanying Fund prospectus.

     TOTAL RETURN SERIES: The investment objective of the Total Return Series is to realize as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk (total rate of return consists of capital appreciation, current income, including dividends and interest, possible premiums and short-term gains from purchasing and selling options and financial futures).

     INTERNATIONAL SERIES: The investment objective of the International Series is to seek a high total return consistent with reasonable risk. The International Series intends to invest primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions. The International Series provides a means for investors to invest a portion of their assets outside the United States.

     BALANCED SERIES: The investment objective of the Balanced Series is to seek reasonable income, long-term capital growth and conservation of capital. The Balanced Series intends to invest based on combined considerations of risk, income, capital enhancement and protection of capital value.

     REAL ESTATE SERIES: The investment objective of the Real Estate Securities Series is to seek capital appreciation and income with approximately equal emphasis. It intends under normal circumstances to invest in marketable securities of publicly traded real estate investment trusts (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.

     STRATEGIC THEME SERIES: The investment objective of the Strategic Theme Series is to seek long-term appreciation of capital by identifying securities benefiting from long-term trends present in the United States and abroad. The Strategic Theme Series intends to invest primarily in common stocks believed to have substantial potential for capital growth.

     ASIA SERIES: The investment objective of the Asia Series is to seek long-term capital appreciation. The Asia Series will invest primarily in a diversified portfolio of equity securities of issuers organized and principally operating in Asia, excluding Japan.

     Each Series will be subject to the market fluctuations and risks inherent in the ownership of any security and there can be no assurance that any Series' stated investment objective will be realized.

     In addition to being sold to the VUL Account, shares of the Fund also may be sold to other separate accounts of Phoenix or its affiliates or of other insurance companies.

     It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither Phoenix nor the Fund currently foresees any such disadvantages either to variable life insurance Policyowners or to variable annuity Contract Owners, the Funds' Trustees intend to monitor events in order to identify any material conflicts between variable life insurance Policyowners and variable annuity Contract Owners and to determine what action, if any, should be taken in response thereto. Material conflicts could result from, for example, (1) changes in state insurance laws,
(2) changes in federal income tax laws, (3) changes in the investment management of any portfolio of the Fund, or (4) differences in voting instructions between those given by variable life insurance Policyowners and those given by variable annuity Contract Owners. Phoenix will, at its own expense, remedy such material conflict including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.


INVESTMENT ADVISERS TO THE PHOENIX EDGE SERIES FUND
     The Phoenix Edge Series Fund's investment advisers are Phoenix Investment Counsel, Inc. ("PIC"), Phoenix Realty Securities, Inc. ("PRS") and Phoenix-Aberdeen International Advisors, LLC ("PAIA"); collectively, the "Advisers," which are located at 56 and 38 Prospect Street and One American Row, respectively, Hartford, Connecticut 06115. PIC was originally organized in 1932 as John P. Chase, Inc. In addition to the Fund, it serves as investment adviser to the Phoenix Series Fund, Phoenix Total Return Fund, Inc. and Phoenix Multi-Portfolio Fund and as subadviser to American Skandia, Chubb America Fund, Inc., Sun America Series Trust and JNL Series Trust. PIC also serves as subadviser to the Asia Series.

     PRS was formed in 1994 as an indirect subsidiary of Phoenix Home Life Mutual Insurance Company. In addition to the Fund, it serves as investment adviser to the Real Estate Portfolio of the Phoenix Multi-Portfolio Fund.

     PAIA, a Delaware limited liability company formed in 1996 and jointly owned and managed by PM Holdings, Inc., is a direct subsidiary of Phoenix and Aberdeen Fund Managers, Inc., a wholly-owned subsidiary of Aberdeen Trust plc. Aberdeen Fund Managers, Inc. has its principal offices located at 1 Financial Plaza, Suite 2210, NationsBank Tower, Fort Lauderdale, Florida 33394. While many of the officers and directors of the Adviser have extensive experience as investment professionals, due to its recent formation, the Adviser has no prior operating history. Aberdeen Fund Managers, Inc. also serves as subadviser to the Asia Series.

     Aberdeen Trust was founded in 1983 and through subsidiaries operating from offices in Aberdeen, Scotland; London, England; Singapore; and Fort Lauderdale, Florida, provides investment management services to unit and investment trusts, segregated pension funds and other institutional and private portfolios. As of September 30, 1995, Aberdeen Trust, and its advisory subsidiaries, had approximately $4 billion in assets under management.

     ABKB/LaSalle Securities Limited Partnership (ABKB), a subsidiary of LaSalle Partners, serves as subadviser to the Real Estate Series. ABKB's principal place of business is located at 100 East Pratt Street, Baltimore, Maryland 21202. ABKB has been a registered investment adviser since 1979.

     All of the outstanding stock of PIC is owned by Phoenix Equity Planning Corporation ("PEPCO"), an indirect majority-owned subsidiary of Phoenix Home Life Mutual Insurance Company. PEPCO also performs bookkeeping and pricing and administrative services for the Fund. PEPCO is registered as a broker-dealer in 50 states. The executive offices of Phoenix Home Life Mutual Insurance Company are located at One American Row, Hartford, Connecticut 06115, and the principal offices of PEPCO are located at 100 Bright Meadow Boulevard, P.O. Box 2200, Enfield, Connecticut 06083-2200.

REINVESTMENT AND REDEMPTION
     All dividend distributions of the Fund are automatically reinvested in shares of the Fund at their net asset value on the date of distribution; all capital gains distributions of the Fund, if any, are likewise reinvested at the net asset value on the record date. Phoenix redeems Fund shares at their net asset value to the extent necessary to make payments under the Policy.


SUBSTITUTION OF INVESTMENTS
     Phoenix reserves the right, subject to compliance with the law as currently applicable or subsequently changed, to make additions to, deletions from, or substitutions for the investments held by the VUL Account. In the future, Phoenix may establish additional Subaccounts within the VUL Account, each of which will invest in shares of a designated portfolio of the Fund with a specified investment objective. These portfolios will be established if, and when, in the sole discretion of Phoenix, marketing needs and investment conditions warrant, and will be made available under existing Policies to the extent and on a basis to be determined by Phoenix.

     If shares of any of the portfolios of the Fund should no longer be available for investment, or if in the judgment of Phoenix's management further investment in shares of any of the portfolios should become inappropriate in view of the objectives of the Policy, then Phoenix may substitute shares of another mutual fund for shares already purchased, or to be purchased in the future, under the Policy. No substitution of mutual fund shares held by the VUL Account may take place without prior approval of the Securities and Exchange Commission and prior notice to the Policyowner. In the event of a substitution, the Policyowner will be given the option of transferring the Policy Value of the Subaccount in which the substitution is to occur to another Subaccount.

PERFORMANCE HISTORY
     From time to time, the VUL Account may include the performance history of any or all Subaccounts, in advertisements, sales literature or reports. PERFORMANCE INFORMATION ABOUT EACH SUBACCOUNT IS BASED ON PAST PERFORMANCE ONLY AND IS NOT AN INDICATION OF FUTURE PERFORMANCE. Performance information may be expressed as yield and effective yield of the Money Market Subaccount, as yield of the Multi-Sector Subaccount and as total return of any Subaccount. Current yield for the Money Market Subaccount will be based on the income earned by the Subaccount over a given seven-day period (less a hypothetical charge reflecting deductions for expenses taken during the period) and then annualized, i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and is stated in terms of an annual percentage return on the investment. Effective yield is calculated similarly but reflects the compounding effect of earnings on reinvested dividends. Yield and effective yield reflect the recurring charges on the Account level including the monthly administrative charge.


     Yield calculations of the Money Market Subaccount used for illustration purposes are based on the consideration of a hypothetical participant's account having a balance of exactly one Unit at the beginning of a seven-day period, which period will end on the date of the most recent financial statements. The yield for the Subaccount during this seven-day period will be the change in the value of the hypothetical participant's account's original Unit. The following is an example of this yield calculation for the Money Market Subaccount based on a seven-day period ending December 31, 1995.


Example:
Assumptions:

Value of hypothetical pre-existing account with exactly
   one unit at the beginning of the period:................   1.324187
Value of the same account (excluding capital changes)
   at the end of the seven-day period:.....................   1.325408
Calculation:
   Ending account value ...................................   1.325408
   Less beginning account value ...........................   1.324187
   Net change in account value ............................   0.001221
Base period return:
   (adjusted change/beginning account value) ..............   0.000922
Current yield = return x (365/7) = ........................   4.81%
Effective yield = [(1 + return)365/7] - 1 = ...............   4.92%

     The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the account level.


     For the Multi-Sector Subaccount, quotations of yield will be based on all investment income per unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income"), and are computed by dividing net investment income by the maximum offering price per unit on the last day of the period.

     When a Subaccount advertises its total return, it usually will be calculated for one year, five years, and ten years or since inception if the Subaccount has not been in existence for at least ten years. Total return is measured by comparing the value of a hypothetical $10,000 investment in the Subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of applicable Policy charges except for the cost of insurance and any surrender charges and premium taxes.

     For those Subaccounts within the VUL Account that have not been available for one of the quoted periods, the standardized average annual total return quotations will show the investment performance such Subaccount would have achieved (reduced by the applicable charges) had it been available to invest in shares of the Fund for the period quoted.


     Below are quotations of standardized average annual total return of Series of the Phoenix Edge Series Fund. POLICY CHARGES ARE NOT REFLECTED.


                   AVERAGE ANNUAL TOTAL RETURN
                  FOR THE PERIOD ENDED 12/31/95
                  -----------------------------
                    COMMENCEMENT                                LIFE OF
SERIES                  DATE      1 YEAR   5 YEARS   10 YEARS    FUND
------                  ----      ------   -------   --------    ----
Multi-Sector......    01/01/83    20.06%   10.47%     8.87%      9.41%
Balanced..........    05/01/92    19.88%      N/A       N/A      8.17%
Total Return......    09/17/84    14.87%   11.34%    10.51%     11.33%
Growth............    01/01/83    27.23%   18.32%    15.25%     17.33%
International.....    05/01/90     6.46%    7.86%       N/A      5.02%
Money Market......    01/01/83     2.67%    2.62%     4.38%      5.12%


                      ANNUAL TOTAL RETURNS*
                      ---------------------
                MULTI-            TOTAL            INTER-    MONEY
YEAR            SECTOR  BALANCED  RETURN  GROWTH  NATIONAL   MARKET
----            ------  --------  ------  ------  --------   ------
1983.........    5.1%      N/A      N/A    31.7%      N/A     7.4%
1984.........   10.3%      N/A    -1.4%     9.7%      N/A     9.2%
1985.........   19.5%      N/A    26.2%    33.7%      N/A     7.1%
1986.........   18.2%      N/A    14.7%    19.4%      N/A     5.6%
1987.........    0.2%      N/A    11.6%     6.0%      N/A     5.6%
1988.........    9.5%      N/A     1.4%     3.0%      N/A     6.5%
1989.........    6.9%      N/A    18.4%    34.4%      N/A     7.9%
1990.........    4.4%      N/A     5.1%     3.2%    -8.9%     7.4%
1991.........   18.5%      N/A    28.1%    41.5%    18.7%     5.0%
1992.........    9.1%     8.8%     9.7%     9.3%   -13.6%     2.7%
1993.........   15.0%     7.8%    10.1%    18.8%    37.3%     2.1%
1994.........   -6.2%    -3.6%    -2.2%     0.7%    -0.7%     3.0%
1995.........   22.6%    22.4%    17.3%    29.9%     8.7%     4.9%
       *Sales charges have not been deducted from the Annual Total Returns

     THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE. THEY DO NOT ILLUSTRATE HOW ACTUAL PERFORMANCE WILL AFFECT THE BENEFITS UNDER A POLICY; FOR THIS INFORMATION SEE APPENDIX B "ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES AND CASH SURRENDER VALUES."

     The Fund's Annual Reports, available upon request and without charge, contain a discussion of the performance of the Fund and a comparison of that performance to a securities market index.

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
     Charges are deducted in connection with the Policy to compensate Phoenix for: (1) incurring expenses in distributing the Policy; (2) issuing the Policy;
(3) state and federal tax charge incurred on premiums received; (4) providing the insurance benefits set forth in the Policy; and (5) assuming certain risks in connection with the Policy. The nature and amount of these charges are described more fully below.

     1.  MONTHLY DEDUCTION
     A charge is deducted monthly from the Policy Value under a Policy ("monthly deduction") to pay: the cost of insurance provided under the Policy, the cost of any rider benefits provided, any unpaid balance of the Issue Expense Charge, and an administrative charge. This administrative charge is currently set at $5 per month but it is guaranteed not to exceed $10 per month. The monthly deduction is deducted on each Monthly Calculation Day. It is allocated among the Subaccounts of the VUL Account and the unloaned portion of the GIA based on the allocation schedule for monthly deductions specified by the applicant in the application for a Policy or as later changed by the Policyowner. In the event that the Policy's share in the value of the Subaccounts or the unloaned portion of the GIA is insufficient to permit the withdrawal of the full monthly deduction, the remainder will be taken on a proportionate basis from the Policy's share of each of the other Subaccounts and the unloaned portion of the GIA. The number of units deducted will be determined by dividing the portion of the monthly deduction allocated to each Subaccount or to the unloaned portion of the GIA by the unit value on the Monthly Calculation Day. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself may vary in amount from month to month.


     (A) ISSUE EXPENSE CHARGE. A cost-based issue administration charge is assessed on a pro rata basis in equal monthly installments over a 12-month period to compensate Phoenix for underwriting and start-up expenses in connection with issuing a Policy. The issue administrative charge is $1.50 per $1,000 of face amount, up to a maximum charge of $600. Phoenix may reduce or eliminate the Issue Expense Charge for Policies issued under group or sponsored arrangements. Generally, administrative costs per Policy vary with the size of the group or sponsored arrangement, its stability as indicated by its term of existence and certain characteristics of its members, the purposes for which the Policies are purchased and other factors. The amounts of any reductions will be considered on a case-by-case basis and will reflect the reduced administration costs expected as a result of sales to a particular group or sponsored arrangement.

     (B) COST OF INSURANCE. In order to calculate the monthly cost of insurance charge, Phoenix multiplies the applicable cost of insurance rate by the difference between the death benefit selected (death benefit Option 1 if no selection is made) and the Policy Value. Generally, cost of insurance rates are based on the sex, issue age, duration and risk class. However, in certain states and for policies issued in conjunction with certain qualified plans, cost of insurance rates are not based on sex. The actual monthly cost of insurance rates are based on Phoenix's expectations of future mortality experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed maximum rates are equal to 100% of the 1980 Commissioner's Standard Ordinary ("CSO") Mortality Table, with appropriate adjustment for the Insured's risk classification. Any change in the cost of insurance rates will apply to all persons of the same sex, issue age and risk class whose Policies have been In Force for the same length of time. The risk class of an Insured may affect the cost of insurance rate. Phoenix currently places Insureds into a preferred or standard risk class or a risk class involving a higher mortality risk, depending upon the health of the Insured as determined by medical information that Phoenix requests. In an otherwise identical Policy, Insureds in the preferred or standard risk class will have a lower cost of insurance than those in the risk class with the higher mortality risk. The standard risk class also is divided into categories: smokers, nonsmokers and those who have never smoked. Non-smokers will generally incur a lower cost of insurance than similarly situated Insureds who smoke.


     2. PREMIUM TAXES
     Various states and subdivisions impose a tax on premiums received by insurance companies. Premium taxes vary from state to state. Currently, such taxes range from 0.75% to 4% of premiums paid. Moreover, certain municipalities, in states such as Louisiana, Kentucky and South Carolina, also impose taxes on premiums paid, in addition to the state taxes imposed. Phoenix charges an average premium tax charge of 2.25%. The premium tax charge represents an amount Phoenix considers necessary to pay all premium taxes imposed by such states and any subdivisions thereof, and Phoenix does not expect to derive a profit from this charge. These taxes are deducted from the Issue Premium, and from each subsequent premium payment.


     3. FEDERAL TAX CHARGE
     A charge equal to 1.50% of each premium will be deducted from each premium payment to cover the estimated cost to Phoenix of the federal income tax treatment of deferred acquisition costs. The SEC maximum sales load has been reduced to reflect this charge.

     4. MORTALITY AND EXPENSE RISK CHARGE
     Phoenix will deduct a daily charge from the VUL Account at an annual rate of 0.80% of the average daily net assets of the VUL Account to compensate for certain risks assumed in connection with the Policy. A reduced annual rate of
 .25% will apply after the 15th Policy Year. This charge is not deducted from the GIA.

     The mortality risk assumed by Phoenix is that Insureds may live for a shorter time than projected because of inaccuracies in that projecting process and, accordingly, that an aggregate amount of death benefits greater than that projected will be payable. The expense risk assumed is that expenses incurred in issuing the Policies may exceed the limits on administrative charges set in the Policies. If the expenses do not increase to an amount in excess of the limits, or if the mortality projecting process proves to be accurate, Phoenix may profit from this charge. Phoenix also assumes risks with respect to other contingencies including the incidence of Policy loans, which may cause Phoenix to incur greater costs than anticipated when designing the Policies. To the extent Phoenix profits from this charge, it may use those profits for any proper purpose, including the payment of sales expenses or any other expenses that may exceed income in a given year.

     5. INVESTMENT MANAGEMENT CHARGE
     As compensation for investment management services to the Funds, the Advisers are entitled to fees, payable monthly and based on an annual percentage of the average aggregate daily net asset values of each Series as summarized in the following table:

                PHOENIX INVESTMENT COUNSEL, INC.
                --------------------------------
                                                     RATE FOR
                    RATE FOR FIRST  RATE FOR NEXT   EXCESS OVER
SERIES               $250,000,000   $250,000,000   $500,000,000
------               ------------   ------------   ------------
Money Market........     .40%           .35%           .30%
Multi-Sector........     .50%           .45%           .40%
Balanced............     .55%           .50%           .45%
Total Return........     .60%           .55%           .50%
Growth..............     .70%           .65%           .60%
International.......     .75%           .70%           .65%
Strategic Theme.....     .75%           .70%           .65%


                 PHOENIX-ABERDEEN ADVISORS, LLC
                 ------------------------------
SERIES
------
Asia................     1.00%

                PHOENIX REALTY SECURITIES, INC.
                -------------------------------

                                         RATE FOR
                    RATE FOR FIRST   RATE FOR NEXT   EXCESS OVER
SERIES              $1,000,000,000  $1,000,000,000  $2,000,000,000
------              --------------  --------------  --------------
Real Estate.........     .75%            .70%            .65%

     In addition, each Series pays a portion or all of its other annual operating expenses other than the management fees: the Growth, Multi-Sector, Total Return, Money Market and Balanced Series will pay up to .15%; the Real Estate, Strategic Theme and Asia Series will pay up to .25%; the International Series will pay up to .40%; of its average net assets annually. See "Charges and Deductions."

     6. OTHER CHARGES
     SURRENDER CHARGE
     During the first 10 Policy Years, there is a difference between the amount of Policy Value and the amount of Cash Surrender Value of the Policy. This difference is the Surrender Charge, consisting of a contingent deferred sales charge designed to recover expenses for the distribution of Policies that are terminated by surrender before distribution expenses have been recouped, and a contingent deferred issue charge designed to recover expenses for the administration of Policies that are terminated by surrender before administrative expenses have been recouped. These are contingent charges because they are paid only if the Policy is surrendered (or the face amount is reduced or the Policy lapses) during this period. They are deferred charges because they are not deducted from premiums. The contingent deferred issue charge is set at a level designed to recover actual costs and is not designed to result in any profit to Phoenix.

     During the first 10 Policy Years, the full surrender charge as described below will apply if the Policyowner either surrenders the Policy for its Cash Surrender Value or lets the Policy lapse. The applicable surrender charge in any Policy Month is the full surrender charge minus any surrender charges that have been previously paid. There is no surrender charge after the 10th Policy Year. During the first two Policy Years the maximum surrender charge that a Policyowner could pay while he/she owns the Policy is equal to either A plus B (as defined below) or the amount shown in the Policy's Surrender Charge Schedule, whichever is less. After the first two Policy Years the maximum surrender charge that a Policyowner could pay is based on the amount shown in the Policy's Surrender Charge Schedule.

     A (the contingent deferred sales charge) is equal to:

          1) 28.5% of all premiums paid (up to and including the amount stated in the Policy's Surrender Charge Schedule, which is calculated according to a formula contained in a Securities and Exchange Commission rule); plus

          2) 8.50% of all premiums paid in excess of this amount but not greater than twice this amount; plus

          3)   7.5% of all premiums paid in excess of twice this amount.

     B (the contingent deferred issue charge) is equal to:

          $5 per $1,000 of initial face amount.

     As an example, the following illustrates the maximum surrender charge on a $100,000 Policy for a male age 35 who has never smoked, who has paid $3,000 in premium payments, and who surrenders the Policy in the 70th Policy Month. The Policy's Surrender Charge Schedule would show that the maximum surrender charge to be paid would be equal to either A plus B (shown below) or the amount shown in the chart in the Policy (also shown below), whichever is less:

     Example: If this Policyowner surrenders his policy in the 70th Policy month his surrender charge will be $1,186.78, as given in the table.

     Example: If this Policyowner surrenders his policy in the first two years he may be eligible to receive a refund of a portion of the surrender charge, depending on the amount of premium paid, or, in other words, his surrender charge may be reduced. The surrender charge in the first 2 years would be equal to the lesser of the amount in the surrender charge table and the sum of the following:

     1)   28.5% of premiums paid up to $1,076.72, plus

     2) 8.5% of premiums paid in excess of $1,076.72 but not greater than $2,153.43, plus

     3)   7.5% of premiums paid in excess of $2,153.43, plus $500

     If this Policyowner surrendered his policy in the 2nd year after paying $2,000 of premiums his surrender charge would be the lesser of $1,307.54 from the table, and $385.34, thus equaling $385.34. Thus, in this case, the Policyowner would pay less surrender charge if he surrenders his policy in the first two Policy Years.

                     SURRENDER CHARGE TABLE


  Policy   Surrender   Policy    Surrender    Policy    Surrender
  Month     Charge     Month      Charge      Month      Charge
  -----     ------     -----      ------      -----      ------
   1-60    $1307.54     80       $1066.03      100       $727.09
     61     1295.46     81        1053.95      101        690.65
     62     1283.39     82        1041.88      102        654.22
     63     1271.31     83        1029.80      103        617.78
     64     1259.24     84        1017.73      104        581.35
     65     1247.16     85        1005.65      105        544.91
     66     1235.08     86         993.58      106        508.48
     67     1223.01     87         981.50      107        472.05
     68     1210.93     88         969.43      108        435.61
     69     1198.86     89         957.35      109        399.18
     70     1186.78     90         945.28      110        362.74
     71     1174.71     91         933.20      111        326.31
     72     1162.63     92         921.13      112        289.97
     73     1150.56     93         909.05      113        253.44
     74     1138.48     94         896.97      114        217.01
     75     1126.41     95         884.90      115        180.57
     76     1114.33     96         872.82      116        144.14
     77     1102.26     97         836.39      117        107.70
     78     1090.18     98         799.95      118         71.27
     79     1078.10     99         763.52      119         34.83
                                               120           .00

     Phoenix may reduce the surrender charges for Policies issued under group or sponsored arrangements. The amount of reduction will be considered on a case-by-case basis and will reflect the reduced costs to Phoenix expected as a result of sales to a particular group or sponsored arrangement.


     PARTIAL SURRENDER FEE
     A fee equal to the lesser of $25 or 2% of the amount withdrawn from the Policy is deducted from the Policy Value upon a partial surrender of the Policy to recover the actual costs of processing the partial surrender request. The assessment to each Subaccount or to the GIA will be made in the same manner as provided for the partial surrender amount paid. That is, that the Policy's share in the value of each Subaccount or the GIA will be reduced based on the allocation made at the time of the partial surrender. If no allocation request is made, the assessment to each Subaccount and to the GIA will be made in the same manner as provided for monthly deductions.

     PARTIAL SURRENDER CHARGE
     A charge as described below is deducted from the Policy Value upon a partial surrender of the Policy. The charge is equal to a pro rata portion of the applicable surrender charge that would apply to a full surrender, determined by multiplying the applicable surrender charge by a fraction (equal to the partial surrender amount payable divided by the result of subtracting the applicable surrender charge from the Policy Value). This amount is assessed against the Subaccounts or the GIA in the same manner as provided for with respect to the partial surrender amount paid.


     A partial surrender charge also is deducted from Policy Value upon a decrease in face amount. The charge is equal to the applicable surrender charge multiplied by a fraction (equal to the decrease in face amount divided by the face amount of the Policy prior to the decrease).

     TAXES
     Currently no charge is made to the VUL Account for federal income taxes that may be attributable to the VUL Account. Phoenix may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the VUL Account also may be made. See "Charges and Deductions--Other Charges."

GENERAL PROVISIONS
--------------------------------------------------------------------------------
POSTPONEMENT OF PAYMENTS
     GENERAL
     Payment of any amount upon complete or partial surrender, Policy loan, or benefits payable at death (in excess of the initial face amount) or maturity may be postponed: (i) for up to six months from the date of the request, for any transactions dependent upon the value of the GIA; (ii) whenever the New York Stock Exchange is closed other than for customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; or (iii) whenever an emergency exists, as determined by the Commission as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the VUL Account's net assets. Transfers also may be postponed under these circumstances.

PAYMENT BY CHECK
     Payments under the Policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared the Policyowner's bank.

THE CONTRACT
     The Policy and the copy of the application attached thereto are the entire contract. Only statements in the application can be used to void the Policy. The statements are considered representations and not warranties. Only an executive officer of Phoenix can agree to change or waive any provisions of the Policy.

SUICIDE
     If the Insured commits suicide within two years after the Policy's Date of Issue, Phoenix will pay only the Policy Value adjusted by the addition of any monthly deductions and other fees and charges made under the Policy and the subtraction of any Debt owed to Phoenix under the Policy.

INCONTESTABILITY
     Phoenix cannot contest the Policy or any rider attached to it after it has been In Force during the lifetime of the Insured for two years from the Policy Date.

CHANGE OF OWNER OR BENEFICIARY
     The Beneficiary, as named in the Policy application or subsequently changed, will receive the Policy benefits at the Insured's death. If the named Beneficiary dies before the Insured, the contingent Beneficiary, if named, becomes the Beneficiary. If no Beneficiary survives the Policyowner, the benefits payable at the Insured's death will be paid to the Policyowner's estate.

     As long as the Policy is In Force, the Policyowner and the Beneficiary may be changed by Written Request, satisfactory to Phoenix. A change in Beneficiary will take effect as of the date the notice is signed, whether or not the Insured is living when the notice is received by Phoenix. Phoenix will not, however, be liable for any payment made or action taken before receipt of the notice.

ASSIGNMENT
     The Policy may be assigned. Phoenix will not be bound by the assignment until a written copy has been received and will not be liable with respect to any payment made prior to receipt. Phoenix assumes no responsibility for determining whether an assignment is valid.

MISSTATEMENT OF AGE OR SEX
     If the age or sex of the Insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.

PAYMENT OF PROCEEDS
--------------------------------------------------------------------------------
SURRENDER AND DEATH BENEFIT PROCEEDS
     Death benefit proceeds and the proceeds of full or partial surrenders will be processed at unit values next computed after Phoenix receives the request for surrender or due proof of death, provided such request is complete and in good order. Payment of surrender or death benefit proceeds usually will be made in one lump-sum within seven days, unless another payment option has been elected. Payment of the death benefit proceeds, however, may be delayed if the claim for payment of the death benefit proceeds needs to be investigated; e.g., to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary to investigate such claims consistent with insurance practices customary in the life insurance industry. In addition, under certain conditions, in the event of the terminal illness of the Insured, an accelerated payment of up to 75% of the Policy's death benefit (up to maximum of $250,000), is available under the Living Benefits Rider. The minimum face amount remaining after any such accelerated benefit payment is $10,000.

     While the Insured is living, the Policyowner may elect a payment option for payment of the death benefit proceeds to the Beneficiary. The Policyowner may revoke or change a prior election before the Insured's death, unless such right has been waived. The Beneficiary may make or change an election prior to payment of the death benefit proceeds, unless the Policyowner has made an election which does not permit such further election or changes by the Beneficiary.

     A written form satisfactory to Phoenix is required to elect, change, or revoke a payment option.

     The minimum amount of surrender or death benefit proceeds that may be applied under any income option is $1,000.

     If the Policy is assigned as collateral security, Phoenix will pay any amount due the assignee in one lump sum. Any remaining proceeds will remain under the option elected.

PAYMENT OPTIONS
     All or part of the surrender or death proceeds of a Policy may be applied under one or more of the following payment options or such other payment options or alternative versions of the options listed as Phoenix may choose to make available in the future.

     OPTION 1--LUMP SUM.
     Payment in one lump sum.

     OPTION 2--LEFT TO EARN INTEREST.
     A payment of interest during the payee's lifetime on the amount payable as a principal sum. Interest rates are guaranteed to be at least 3% per year.

     OPTION 3--PAYMENT FOR A SPECIFIC PERIOD.
     Equal income installments are paid for a specified period of years whether the payee lives or dies. The first payment will be on the date of settlement. The assumed interest rate on the unpaid balance is guaranteed not to be less than 3% per year.

     OPTION 4--LIFE ANNUITY WITH SPECIFIED PERIOD CERTAIN.
     Equal installments are paid until the later of: (A) The death of the payee;
(B) The end of the period certain. The first payment will be on the date of settlement. The period certain must be chosen at the time this option is elected. The periods certain that may be chosen are as follows: (A) Ten years;
(B) Twenty years; (C) Until the installments paid refund the amount applied under this option; and if the payee is not living when the final payment falls due, that payment will be limited to the amount which needs to be added to the payments already made to equal the amount applied under this option. If, for the age of the payee, a period certain is chosen that is shorter than another period certain paying the same installment amount, Phoenix will deem the longer period certain as having been elected. Any life annuity provided under Option 4 is calculated using an interest rate guaranteed to be no less than 3 3/8% per year, except that any life annuity providing a period certain of 20 years or more is calculated using an interest rate guaranteed to be no less than 3 1/4% per year.

     OPTION 5--LIFE ANNUITY.
     Equal installments are paid only during the lifetime of the payee. The first payment will be on the date of settlement. Any life annuity as may be provided under Option 5 is calculated using an interest rate guaranteed to be no less than 3 1/2% per year.

     OPTION 6--PAYMENTS OF A SPECIFIED AMOUNT.
     Equal installments of a specified amount, out of the principal sum and interest on that sum, are paid until the principal sum remaining is less than the amount of the installment. When that happens, the principal sum remaining with accrued interest will be paid as a final payment. The first payment will be on the date of settlement. The payments will include interest on the principal sum remaining at a rate guaranteed to equal at least 3% per year. This interest will be credited at the end of each year. If the amount of interest credited at the end of the year exceeds the income payments made in the last 12 months, that excess will be paid in one sum on the date credited.

     OPTION 7--JOINT SURVIVORSHIP ANNUITY WITH 10 YEAR PERIOD CERTAIN.
     The first payment will be on the date of settlement. Equal income installments are paid until the latest of: (A) The end of the 10-year period certain; (B) The death of the Insured; (C) The death of the other named annuitant. The other annuitant must be named at the time this option is elected and cannot later be changed. The other annuitant must have an attained age of at least 40. Any joint survivorship annuity as may be provided under this option is calculated using an interest rate guaranteed to be no less than 3 3/8% per year.

     For additional information concerning the above payment options, see the Policy.

FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------
INTRODUCTION
     The ultimate effect of federal income taxes on values under the VUL Account and on the economic benefit to the Policyowner or Beneficiary depends on Phoenix's tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. For complete information on federal and state tax considerations, a qualified tax adviser should be consulted. No attempt is made to consider any estate and inheritance taxes, or any state, local or other tax laws. Because the discussion herein is based upon Phoenix's understanding of federal income tax laws as they are currently interpreted, Phoenix cannot guarantee the tax status of any Policy. No representation is made regarding the likelihood of continuation of current federal income tax laws, Treasury regulations, or of the current interpretations by the Internal Revenue Service. Phoenix reserves the right to make changes to the Policy in order to assure that it will continue to qualify as a life insurance contract for federal income tax purposes.

PHOENIX'S TAX STATUS
     Phoenix is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). For federal income tax purposes, neither the VUL Account nor the GIA is a separate entity from Phoenix and their operations form a part of Phoenix.

     Investment income and realized capital gains on the assets of the VUL Account are reinvested and taken into account in determining the value of the VUL Account. Investment income of the VUL Account, including realized net capital gains, is not taxed to Phoenix. Due to Phoenix's tax status under current provisions of the Code, no charge currently will be made to the VUL Account for Phoenix's federal income taxes which may be attributable to the VUL Account. Phoenix reserves the right to make a deduction for taxes if the federal tax treatment of Phoenix is determined to be other than what Phoenix currently believes it to be, if changes are made affecting the tax treatment to Phoenix of variable life insurance contracts, or if changes occur in Phoenix's tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the VUL Account.

POLICY BENEFITS
     DEATH BENEFIT PROCEEDS. The Policy, whether or not it is a "modified endowment contract" (see the discussion on modified endowment contracts below), should be treated as meeting the definition of a life insurance contract for federal income tax purposes under Section 7702 of the Code. As such, the death benefit proceeds thereunder should be excludable from the gross income of the Beneficiary under Code Section 101(a)(1). Also, the Policyowner should not be deemed to be in constructive receipt of the Policy Value, including increments thereon. See, however, the sections below on possible taxation of amounts received under the Policy, via full surrender, partial surrender or loan. In addition, a benefit paid under a Living Benefit Rider may be taxable as income in the year of receipt.

     Code Section 7702 imposes certain conditions with respect to premiums received under a Policy. Phoenix intends to monitor the premiums to assure compliance with such conditions. However, in the event that the premium limitation is exceeded during the year, Phoenix may return the excess premium, with interest, to the Policyowner within 60 days after the end of the Policy Year, and maintain the qualification of the Policy as life insurance for federal income tax purposes.

     FULL SURRENDER. Upon full surrender of a Policy for its Cash Surrender Value, the excess, if any, of the Policy Value (unreduced by any outstanding indebtedness) over the premiums paid will be treated as ordinary income for federal income tax purposes. The full surrender of a Policy which is a "modified endowment contract" may result in the imposition of an additional 10% tax on any income received.

     PARTIAL SURRENDER. If the Policy is a "modified endowment contract," partial surrenders are fully taxable to the extent of income in the Policy and are possibly subject to an additional 10% tax. See the discussion on "modified endowment contracts" below. If the Policy is not a "modified endowment contract," partial surrenders still may be taxable, as follows. Code Section 7702(f)(7) provides that where a reduction in death benefits occurs during the first 15 years after a Policy is issued and there is a cash distribution associated with that reduction, the Policyowner may be taxed on all or a part of the amount distributed. A reduction in death benefits may result from a partial surrender. After 15 years, the proceeds will not be subject to tax, except to the extent such proceeds exceed the total amount of premiums paid but not previously recovered. Phoenix suggests you consult with your tax adviser in advance of a proposed decrease in death benefits or a partial surrender as to the portion, if any, which would be subject to tax, and, in addition, as to the impact such partial surrender might have under the rules affecting "modified endowment contracts." The benefit payment under the Living Benefits Rider is not considered a partial surrender.

     LOANS. Phoenix believes that any loan received under a Policy will be treated as indebtedness of the Policyowner. If the Policy is a "modified endowment contract," loans are fully taxable to the extent of income in the Policy and are possibly subject to an additional 10% tax. See the discussion on "modified endowment contracts" below. If the Policy is not a "modified endowment contract," Phoenix believes that no part of any loan under a Policy will constitute income to the Policyowner.

     The deductibility by the Policyowner of loan interest under a Policy may be limited under Code Section 264, depending on the circumstances. Any Policyowner intending to fund premium payments through borrowing should consult a tax adviser with respect to the tax consequences thereof. Under the "personal" interest limitation provisions of the Code, interest on Policy loans used for personal purposes is not tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax adviser for further guidance.

BUSINESS-OWNED POLICIES
     If the Policy is owned by a business or a corporation, the Code may impose additional restrictions. The Code limits the interest deduction on business-owned Policy loans and may impose tax upon the inside build-up of corporate-owned life insurance policies through the corporate alternative minimum tax.

MODIFIED ENDOWMENT CONTRACTS
     GENERAL. Pursuant to Code Section 72(e), loans and other amounts received under "modified endowment contracts" will, in general, be taxed to the extent of accumulated income (generally, the excess of Policy Value over premiums paid). Policies are "modified endowment contracts" if they meet the definition of life insurance, but fail the "7-pay test." This test essentially provides that the cumulative premiums paid under the Policy at any time during the Policy's first seven years cannot exceed the sum of the net level premiums that would have been paid on or before that time had the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, a modified endowment contract includes any life insurance contract that is received in exchange for a modified endowment contract. Premiums paid during a Policy Year that are returned by Phoenix (with interest) within 60 days after the end of the Policy Year will not cause the Policy to fail the 7-pay test.

     REDUCTION IN BENEFITS DURING THE FIRST SEVEN YEARS. If there is a reduction in benefits during the first seven Policy Years, the premiums are redetermined for purposes of the 7-pay test as if the Policy had originally been issued at the reduced death benefit level and the new limitation is applied to the cumulative amount paid for each of the first seven Policy Years.

     DISTRIBUTIONS AFFECTED. If a Policy fails to meet the 7-pay test, it is considered a modified endowment contract only as to distributions in the year in which the death benefit reduction takes effect and all subsequent Policy Years. However, distributions made in anticipation of such failure (there is a presumption that distributions made within two years prior to such failure were "made in anticipation") also are considered distributions under a modified endowment contract. If the Policy satisfies the "7-pay test" for seven years, distributions and loans generally will not be subject to the modified endowment contract rules.

     PENALTY TAX. Any amounts taxable under the modified endowment contract rule will be subject to an additional 10 percent excise tax, with certain exceptions. This additional tax will not apply in the case of distributions: (i) made on or after the taxpayer attains age 59 1/2; (ii) which are attributable to the taxpayer's disability (within the meaning of Code Section 72(m)(7)); or (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his Beneficiary.

     MATERIAL CHANGE RULES. Any determination of whether the Policy meets the "7-pay test" will begin again any time the Policy undergoes a "material change," which includes any increase in death benefits or any increase in or addition of a qualified additional benefit, with the following two exceptions. First, if an increase is attributable to premiums paid "necessary to fund" the lowest death benefit and qualified additional benefits payable in the first seven Policy Years or to the crediting of interest with respect to these premiums, the "increase" does not constitute a material change. Second, to the extent provided in regulations, if the death benefit or qualified additional benefit increases as a result of a cost-of-living adjustment based on an established broad-based index specified in the Policy, this does not constitute a material change if (1) the cost-of-living determination period does not exceed the remaining premium payment period under the Policy, and (2) the cost-of-living increase is funded ratably over the remaining premium payment period of the Policy. A reduction in death benefits is not considered a material change unless accompanied by a reduction in premium payments.

     A material change may occur at any time during the life of the Policy (within the first seven years or thereafter), and future taxation of distributions or loans would turn on whether the Policy satisfied the applicable "7-pay test" from the time of the material change. An exchange of policies is considered to be a material change for all purposes.

     SERIAL PURCHASE OF MODIFIED ENDOWMENT CONTRACTS. All modified endowment contracts issued by the same insurer (or affiliated companies of the insurer) to the same Policyowner within the same calendar year will be treated as one modified endowment contract in determining the taxable portion of any loans or distributions made to the Policyowner. The Treasury has been given specific legislative authority to issue regulations to prevent the avoidance of the new distribution rules for modified endowment contracts. A qualified tax adviser should be consulted about the tax consequences of the purchase of more than one modified endowment contract within any calendar year.

LIMITATIONS ON UNREASONABLE MORTALITY AND EXPENSE CHARGES
     The Code imposes limitations on unreasonable mortality and expense charges for purposes of ensuring that a Policy qualifies as a life insurance contract for federal income tax purposes. The mortality charges taken into account to calculate permissible premium levels may not exceed those charges required to be used in determining the federal income tax reserve for the Policy, unless Treasury regulations prescribe a higher level of charge. In addition, the expense charges taken into account under the guideline premium test are required to be reasonable, as defined by the Treasury regulations. Phoenix intends to comply with the limitations in calculating the premium it is permitted to receive from the Policyowner.

QUALIFIED PLANS
     A Policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, a purchaser should not use the Policy in conjunction with a qualified plan until he has consulted a competent pension consultant or tax adviser.

DIVERSIFICATION STANDARDS
     To comply with the diversification regulations under Code Section 817(h), ("Diversification Regulations") each Portfolio of the Fund is required to diversify its investments. The Diversification Regulations generally require that on the last day of each quarter of a calendar year no more than 55 percent of the value of the Fund's assets is represented by any one investment, no more than 70 percent is represented by any two investments, no more than 80 percent is represented by any three investments, and no more than 90 percent is represented by any four investments. A "look-through" rule applies to treat a pro rata portion of each asset of the Fund as an asset of the VUL Account; therefore, each Series of the Fund will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.

     The general diversification requirements are modified if any of the assets of the VUL Account are direct obligations of the United States Treasury. In this case, there is no limit on the investment that may be made in United States Treasury securities, and for purposes of determining whether assets other than United States Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the VUL Account's investment in United States Treasury securities. Notwithstanding this modification of the general diversification requirements, the portfolios of the Fund will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts which must comply with these standards.

     In connection with the issuance of the Diversification Regulations, the Treasury announced that such regulations do not provide guidance concerning the extent to which Policyowners may direct their investments to particular divisions of a separate account. It is possible that a revenue ruling or other form of administrative pronouncement in this regard may be issued in the near future. It is not clear, at this time, what such a revenue ruling or other pronouncement will provide. It is possible that the Policy may need to be modified to comply with such future Treasury announcements. For these reasons, Phoenix reserves the right to modify the Policy, as necessary, to prevent the Policyowner from being considered the owner of the assets of the VUL Account.

     Phoenix intends to comply with the Diversification Regulations to assure that the Policies continue to qualify as a life insurance contract for federal income tax purposes.

CHANGE OF OWNERSHIP OR INSURED OR ASSIGNMENT
     Changing the Policyowner or the Insured or an exchange or assignment of the Policy may have tax consequences depending on the circumstances. Code Section 1035 provides that a life insurance contract can be exchanged for another life insurance contract, without recognition of gain or loss, assuming that no money or other property is received in the exchange, and that the policies relate to the same Insured. If the surrendered policy is subject to a policy loan, this may be treated as the receipt of money on the exchange. Phoenix recommends that any person contemplating such actions seek the advice of a qualified tax consultant.

OTHER TAXES
     Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds depend on the circumstances of each Policyowner or Beneficiary. Phoenix does not make any representations or guarantees regarding the tax consequences of any Policy with respect to these types of taxes.

VOTING RIGHTS
--------------------------------------------------------------------------------

THE FUND
     Phoenix will vote the Fund shares held by the Subaccounts of the VUL Account at any regular and special meetings of shareholders of the Fund. To the extent required by law, such voting will be in accordance with instructions received from the Policyowner. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Phoenix determines that it is permitted to vote the Fund shares at its own discretion, it may elect to do so.

     The number of votes that a Policyowner has the right to cast will be determined by applying the Policyowner's percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, fractional shares will be recognized.

     Fund shares held in a Subaccount for which no timely instructions are received, and Fund shares which are not otherwise attributable to Policyowners, will be voted by Phoenix in proportion to the voting instructions that are received with respect to all Policies participating in that Subaccount. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast by Phoenix.


     Each Policyowner will receive proxy materials, reports, and other materials relating to the Fund.

     Phoenix may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the portfolios of the Fund or to approve or disapprove an investment advisory contract for the Fund. In addition, Phoenix itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policies or the Investment Adviser of the Fund if Phoenix reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or Phoenix determined that the change would have an adverse effect on the General Account because the proposed investment policy for a portfolio may result in overly speculative or unsound investments. In the event Phoenix does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Policyowners.

PHOENIX
     A Policyowner (or the payee entitled to payment under a payment option if a different person) will have the right to vote at annual meetings of all Phoenix Policyholders for the election of members of the Board of Directors of Phoenix and on other corporate matters, if any, where a Policyholder's vote is taken. At meetings of all of the Phoenix Policyholders, a Policyholder (or payee) may cast only one vote as the holder of a Policy, irrespective of Policy Value or the number of the Policies held.

THE DIRECTORS AND EXECUTIVE OFFICERS OF PHOENIX
--------------------------------------------------------------------------------
     Phoenix is managed by its Board of Directors, the members of which are elected by its Policyholders, including Owners of the Policies. See "Voting Rights."

     The following are the Directors and Executive Officers of Phoenix:


Robert William Fiondella,     Chairman of the Board, President
Chairman and President        and Chief Executive Officer

Richard Henry Booth,          Executive Vice President, Strategic
Director and Executive        Development; formerly President,
Vice President                Traveler's Insurance Company

Robert Gerald Chipkin         Senior Vice President and
Director                      Corporate Actuary

Philip Robert McLoughlin,     Executive Vice President and Chief
Director and Executive        Investment Officer
Vice President

Charles J. Paydos,            Executive Vice President
Director and Executive
Vice President

David William Searfoss,       Executive Vice President and Chief
Director and Executive        Financial Officer
Vice President, CFO &
Treasurer

Dona Davis Young,             Executive Vice President, Individual
Director and Executive        Insurance and General Counsel
Vice President

Joseph Edward Kelleher,       Senior Vice President
Director and Senior
Vice President

Robert George Lautensack,     Senior Vice President
Director and Senior
Vice President

Simon Yeh-Cheng Tan,          Senior Vice President, Individual
Director and Senior           Market Development
Vice President


     The above positions listed under Principal Occupation are held in the Company's parent, Phoenix Home Life Mutual Insurance Company (except where otherwise indicated) and reflect the last held position in the organization during the past five years.

SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS
--------------------------------------------------------------------------------
     The assets of the VUL Account are held by Phoenix. The assets of the VUL Account are kept physically segregated and held separate and apart from the general account of Phoenix. Phoenix maintains records of all purchases and redemptions of shares of the Fund.


SALES OF POLICIES
--------------------------------------------------------------------------------
     Policies may be purchased from registered representatives of W.S. Griffith & Co., Inc. ("W. S. Griffith"), a corporation formed under the laws of the state of New York on August 7, 1970, licensed to sell Phoenix insurance policies, as well as policies, annuity contracts and funds of companies affiliated with Phoenix. W. S. Griffith, an indirect wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company, is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Policies also may be purchased from other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell Policies under terms of agreements provided by PEPCO. Sales commissions will be paid to registered representatives on purchase payments received by Phoenix under these Policies. Total sales commission of a maximum of 50% of premiums will be paid by Phoenix to PEPCO. To the extent that the sales charge under the Policies is less than the sales commissions paid with respect to the Policies, Phoenix will pay the shortfall from its general account assets, which will include any profits it may derive under the Policies.


     Phoenix through PEPCO will sponsor sales contests, training and educational meetings and provide to all qualifying dealers, from its own profits and resources, additional compensation in the form of trips, merchandise or expense reimbursement. Brokers and dealers other than PEPCO also may make customary additional charges for their services in effecting purchases, if they notify the Fund of their intention to do so.

STATE REGULATION
--------------------------------------------------------------------------------
     Phoenix is subject to the provisions of the Missouri insurance laws applicable to stock life insurance companies and to regulation and supervision by the Missouri Superintendent of Insurance. Phoenix also is subject to the applicable insurance laws of all the other states and jurisdictions in which it does an insurance business.

     State regulation of Phoenix includes certain limitations on the investments which it may make, including investments for the VUL Account and the GIA. It does not include, however, any supervision over the investment policies of the VUL Account.

REPORTS
--------------------------------------------------------------------------------
     All Policyowners will be furnished with those reports required by the Investment Company Act of 1940 and regulations promulgated thereunder, or under any other applicable law or regulation.

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------
     The VUL Account is not engaged in any litigation. Phoenix is not involved in any litigation that would have a material adverse effect on the ability of Phoenix to meet its obligations under the Policies.

LEGAL MATTERS
--------------------------------------------------------------------------------
     The organization of Phoenix, its authority to issue variable life insurance Policies, and the validity of the Policy have been passed upon by Richard J. Wirth, Counsel, Phoenix. Legal matters relating to the federal securities and income tax laws have been passed upon for Phoenix by Jorden Burt Berenson & Johnson, LLP.

REGISTRATION STATEMENT
--------------------------------------------------------------------------------
     A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is made for further information concerning the VUL Account, Phoenix and the Policy. Statements contained in this Prospectus as to the content of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.


FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
     The consolidated financial statements of Phoenix contained herein should be considered only as bearing upon Phoenix's ability to meet its obligations under the Policy, and they should not be considered as bearing on the investment performance of the VUL Account. The financial statements of the VUL Account are for the Subaccounts available as of the period ended December 31, 1995.

PHOENIX LIFE AND ANNUITY COMPANY
CONSOLIDATED FINANCIAL STATEMENTS



[TO BE FILED BY AMENDMENT]

PHOENIX LIFE AND ANNUITY COMPANY
VARIABLE UNIVERSAL LIFE ACCOUNT



THE EFFECTIVE DATE OF THE PHOENIX LIFE AND ANNUITY VARIABLE UNIVERSAL LIFE ACCOUNT IS THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT, THEREFORE, FINANCIAL DATA IS NOT AVAILABLE.

APPENDIX A

THE GUARANTEED INTEREST ACCOUNT

     Contributions to the Guaranteed Interest Account ("GIA") under the Policy and transfers to the GIA become part of the Phoenix General Account (the "General Account"), which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interest in the General Account has not been registered under the Securities Act of 1933 ("1933 Act") nor is the General Account registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither the General Account nor any interest therein is specifically subject to the provisions of the 1933 or 1940 Acts and the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus concerning the GIA. Disclosures regarding the GIA and the General Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     The General Account is made up of all of the general assets of Phoenix other than those allocated to any separate account. Premium payments will be allocated to the GIA and, therefore, the General Account, as elected by the Policyowner at the time of purchase or as subsequently changed. Phoenix will invest the assets of the General Account in assets chosen by it and allowed by applicable law. Investment income from General Account assets is allocated between Phoenix and the contracts participating in the General Account, in accordance with the terms of such contracts.

     Investment income from the General Account allocated to Phoenix includes compensation for mortality and expense risks borne by it in connection with General Account contracts.

     The amount of investment income allocated to the Policies will vary from year to year in the sole discretion of Phoenix. However, Phoenix guarantees that it will credit interest at a rate of not less than 4% per year, compounded annually, to amounts allocated to the unloaned portion of the GIA. The loaned portion of the GIA will be credited interest at an effective annual rate of 2%. Phoenix may credit interest at a rate in excess of 4% per year; however, it is not obligated to credit any interest in excess of 4% per year.

     Bi-weekly, Phoenix will set the excess interest rate, if any, that will apply to amounts deposited to the GIA. That rate will remain in effect for such deposits for an initial guarantee period of one full year from the date of deposit. Upon expiration of the initial one-year guarantee period (and each subsequent one-year guarantee period thereafter), the rate to be applied to any deposits whose guaranteed period has just ended will be the same rate as is applied to new deposits allocated at that time to the GIA. This rate will likewise remain in effect for a guarantee period of one full year from the date the new rate is applied.

     Excess interest, if any, will be determined by Phoenix based on information as to expected investment yields. Some of the factors that Phoenix may consider in determining whether to credit interest to amounts allocated to the GIA and the amount thereof, are general economic trends, rates of return currently available and anticipated on investments, regulatory and tax requirements and competitive factors. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE GIA IN EXCESS OF 4% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF PHOENIX AND WITHOUT REGARD TO ANY SPECIFIC FORMULA. THE CONTRACT OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO GIA ALLOCATIONS MAY NOT EXCEED THE MINIMUM GUARANTEE OF 4% FOR ANY GIVEN YEAR.

     Phoenix is aware of no statutory limitations on the maximum amount of interest it may credit, and the Board of Directors has set no limitations. However, inherent in Phoenix's exercise of discretion in this regard is the equitable allocation of distributable earnings and surplus among its various Policyholders and Contract Owners.

     Excess interest, if any, will be credited on the GIA Policy Value. Phoenix guarantees that, at any time, the GIA Policy Value will not be less than the amount of premium payments allocated to the GIA, plus interest at the rate of 4% per year, compounded annually, plus any additional interest which Phoenix may, in its discretion, credit to the GIA, less the sum of all annual administrative or surrender charges, any applicable premium taxes, and less any amounts surrendered or loaned. If the Policyowner surrenders the Policy, the amount available from the GIA will be reduced by any applicable surrender charge and annual administration charge. See "Deductions and Charges."

IN GENERAL, ONE TRANSFER PER CONTRACT YEAR IS ALLOWED FROM THE GIA. THE AMOUNT WHICH CAN BE TRANSFERRED IS LIMITED TO THE GREATER OF $1,000 OR 25% OF THE CONTRACT VALUE IN THE GIA AS OF THE LAST CONTRACT ANNIVERSARY. UNDER THE SYSTEMATIC TRANSFER PROGRAM, TRANSFERS OF APPROXIMATELY EQUAL AMOUNTS MAY BE MADE OVER A MINIMUM 18-MONTH PERIOD. NON-SYSTEMATIC TRANSFERS FROM THE GIA WILL BE EFFECTUATED ON THE DATE OF RECEIPT BY VARIABLE PRODUCTS OPERATIONS, UNLESS OTHERWISE REQUESTED BY THE CONTRACT OWNER.

                                   APPENDIX B
       ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES ("ACCOUNT VALUES"),
                           AND CASH SURRENDER VALUES.


    The tables on the following pages illustrate how a Policy's death benefits, account values and Cash Surrender Value could vary over time assuming constant hypothetical gross (after tax) annual investment returns of 0% and 12%. The Policy benefits will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the figures will be different if the returns averaged 0% to 12% over a period of years but went above or below those figures in individual Policy Years. The Policy benefits also will differ, depending on your premium allocations to each Subaccount of the VUL Account, if the overall actual rates of return averaged 0% to 12% but went above or below those figures for the individual Subaccounts. The tables are for standard risk males and females who have never smoked. In states where cost of insurance rates are not based on the insured's sex, the tables designated "male" apply to all standard risk insureds who have never smoked. Account values and Cash Surrender Values may be lower for smokers or former smokers or for risk classes involving higher mortality risk. Planned premium payments are assumed to be paid at the beginning of each Policy Year. The difference between the Policy Value and the Cash Surrender Value in the first 10 years is the surrender charge. Tables are included for death benefit Option 1 and Option 2.


    The Death Benefit, Account Value, and Cash Surrender Value amounts reflect the following current charges:

1.   Issue Expense Charge of $150.

2. Monthly Administrative Charge of $5 per month ($10 per month guaranteed maximum).

3.   Premium Tax Charge of 2.25%.

4.   A Federal Tax Charge of 1.5%.

5. Cost of Insurance Charge. The tables illustrate cost of insurance at both the current rates and at the maximum rates guaranteed in the Policies. (See "Charges and Deductions--Cost of Insurance.")

6. Mortality and Expense Risk Charge, which is a daily charge equivalent to .80% on an annual basis (for 15 Policy Years, then .25% on an annual basis in subsequent years), against the VUL Account for mortality and expense risks. (See "Charges and Deductions--Mortality and Expense Risk Charge.")

     These illustrations also assume an average investment advisory fee of .66% on an annual basis, of the average daily net asset value of each of the Series of the Funds. These illustrations also assume other ongoing average Fund expenses of .18%. Management may decide to limit the amount of expense reimbursement in the future. If this reimbursement had not been in place for the fiscal year ended December 31, 1995, total operating expenses for the Multi-Sector, Real Estate, Strategic Theme and Asia Series, would have been approximately 0.73%, 1.98%, 1.33% and 2.40% respectively, of the average net assets of the Series. (See "Charges and Deductions--Investment Management Charge.")

    Taking into account the Mortality and Expense Risk Charge and the investment advisory fees and expenses, the gross annual investment return rates of 0% and 12% on the Funds' assets are equivalent to net annual investment return rates of approximately -1.63% and 10.28%, respectively. For individual illustrations, interest rates ranging between 0% and 12% may be selected in place of the 12% rate.

    The hypothetical returns shown in the tables are without any tax charges that may be attributable to the VUL Account in the future. If such tax charges are imposed in the future, then in order to produce after tax returns equal to those illustrated for 0% and 12%, a sufficiently higher amount in excess of the hypothetical interest rates would have to be earned. (See "Charges and Deduction--Other Charges--Taxes.")

    The second column of each table shows the amount that would accumulate if an amount equal to the premiums paid were invested to earn interest, after taxes, at 5% compounded annually. These tables show that if a Policy is returned in its very early years for payment of its Cash Surrender Value, that Cash Surrender Value may be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of owning a Policy for a relatively short time may be high.

    On request, we will furnish the Policyowner with a comparable illustration based on the age and sex of the proposed insured person(s), standard risk assumptions and the initial face amount and planned premium chosen.

PHOENIX LIFE AND ANNUITY COMPANY                                    PAGE 1 OF 1
MALE 35 NEVERSMOKE
                                                          FACE AMOUNT: $100,000
                                                 INITIAL ANNUAL PREMIUM: $1,000


                   THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM
               VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1


                                                                   ASSUMING
                                   ------------------------------------------------------------------------
                                            CURRENT CHARGES                      GUARANTEED CHARGES
                                   ----------------------------------    ----------------------------------
            ASSUMED                              CASH                                   CASH
             ANNUAL    PREMIUM     ACCOUNT     SURRENDER      DEATH      ACCOUNT      SURRENDER     DEATH
            PREMIUM     ACCUM.      VALUE        VALUE       BENEFIT      VALUE         VALUE      BENEFIT
 YEAR       PAYMENTS    @ 5.0%     @ 12.00%    @ 12.00%      @ 12.00%     @ 0.0%        @ 0.0%     @ 0.0%
-------     --------   --------    ---------   ---------     --------    --------     ---------   ----------
      1        1,000      1,050          667           0      100,000         513             0      100,000
      2        1,000      2,153        1,553         668      100,000       1,159           274      100,000
      3        1,000      3,310        2,521       1,214      100,000       1,786           479      100,000
      4        1,000      4,526        3,579       2,272      100,000       2,391         1,084      100,000
      5        1,000      5,802        4,734       3,427      100,000       2,975         1,668      100,000

      6        1,000      7,142        5,995       4,833      100,000       3,536         2,373      100,000
      7        1,000      8,549        7,372       6,355      100,000       4,072         3,054      100,000
      8        1,000     10,027        8,878       8,005      100,000       4,583         3,711      100,000
      9        1,000     11,578       10,522      10,087      100,000       5,068         4,632      100,000
     10        1,000     13,207       12,322      12,322      100,000       5,526         5,526      100,000

     11        1,000     14,917       14,297      14,297      100,000       5,956         5,956      100,000
     12        1,000     16,713       16,467      16,467      100,000       6,354         6,354      100,000
     13        1,000     18,599       18,853      18,853      100,000       6,721         6,721      100,000
     14        1,000     20,579       21,479      21,479      100,000       7,054         7,054      100,000
     15        1,000     22,657       24,369      24,369      100,000       7,352         7,352      100,000

     16        1,000     24,840       27,706      27,706      100,000       7,656         7,656      100,000
     17        1,000     27,132       31,404      31,404      100,000       7,917         7,917      100,000
     18        1,000     29,539       35,504      35,504      100,000       8,131         8,131      100,000
     19        1,000     32,066       40,052      40,052      100,000       8,292         8,292      100,000
     20        1,000     34,719       45,100      45,100      100,000       8,391         8,391      100,000

   @ 65       30,000     69,761      138,936     138,936      169,502       4,309         4,309      100,000

Based on 0% interest rate and guaranteed charges, the policy will lapse in year 33.


Death Benefit, Account Value, and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.64% (includes mortality and expense risk charge of 0.8% for fifteen years, then 0.25% and average fund operating expenses of 0.84% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A Guaranteed Interest Account providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

PHOENIX LIFE AND ANNUITY COMPANY                                    PAGE 1 OF 1
FEMALE 35 NEVERSMOKE
                                                          FACE AMOUNT: $100,000
                                                 INITIAL ANNUAL PREMIUM: $1,000


                   THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM
               VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1


                                                                   ASSUMING
                                   ------------------------------------------------------------------------
                                            CURRENT CHARGES                      GUARANTEED CHARGES
                                   ----------------------------------    ----------------------------------
            ASSUMED                              CASH                                   CASH
             ANNUAL    PREMIUM     ACCOUNT     SURRENDER      DEATH      ACCOUNT      SURRENDER     DEATH
            PREMIUM     ACCUM.      VALUE        VALUE       BENEFIT      VALUE         VALUE      BENEFIT
 YEAR       PAYMENTS    @ 5.0%     @ 12.00%    @ 12.00%      @ 12.00%     @ 0.0%        @ 0.0%     @ 0.0%
-------     --------   --------    ---------   ---------     --------    --------     ---------   ----------
      1         1,000     1,050          695           0       100,000       535            0      100,000
      2         1,000     2,153        1,613         759       100,000     1,201          347      100,000
      3         1,000     3,310        2,615       1,420       100,000     1,847          652      100,000
      4         1,000     4,526        3,711       2,516       100,000     2,472        1,277      100,000
      5         1,000     5,802        4,908       3,713       100,000     3,075        1,880      100,000

      6         1,000     7,142        6,217       5,153       100,000     3,654        2,591      100,000
      7         1,000     8,549        7,646       6,714       100,000     4,209        3,276      100,000
      8         1,000    10,027        9,209       8,408       100,000     4,738        3,937      100,000
      9         1,000    11,578       10,921      10,522       100,000     5,243        4,844      100,000
     10         1,000    13,207       12,798      12,798       100,000     5,725        5,725      100,000

     11         1,000    14,917       14,863      14,863       100,000     6,182        6,182      100,000
     12         1,000    16,713       17,137      17,137       100,000     6,615        6,615      100,000
     13         1,000    18,599       19,642      19,642       100,000     7,021        7,021      100,000
     14         1,000    20,579       22,402      22,402       100,000     7,401        7,401      100,000
     15         1,000    22,657       25,446      25,446       100,000     7,753        7,753      100,000

     16         1,000    24,840       28,963      28,963       100,000     8,120        8,120      100,000
     17         1,000    27,132       32,865      32,865       100,000     8,456        8,456      100,000
     18         1,000    29,539       37,196      37,196       100,000     8,758        8,758      100,000
     19         1,000    32,066       42,005      42,005       100,000     9,022        9,022      100,000
     20         1,000    34,719       47,347      47,347       100,000     9,246        9,246      100,000

   @ 65        30,000    69,761      146,721     146,721       179,001     8,829        8,829      100,000

Based on 0% interest rate and guaranteed charges, the policy will lapse in year 39.


Death Benefit, Account Value, and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.64% (includes mortality and expense risk charge of 0.8% for fifteen years, then 0.25% and average fund operating expenses of 0.84% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A Guaranteed Interest Account providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

PHOENIX LIFE AND ANNUITY COMPANY                                    PAGE 1 OF 1
MALE 35 NEVERSMOKE
                                                          FACE AMOUNT: $100,000
                                                 INITIAL ANNUAL PREMIUM: $1,000


                   THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM
               VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2


                                                                   ASSUMING
                                   ------------------------------------------------------------------------
                                            CURRENT CHARGES                      GUARANTEED CHARGES
                                   ----------------------------------    ----------------------------------
            ASSUMED                              CASH                                   CASH
             ANNUAL    PREMIUM     ACCOUNT     SURRENDER      DEATH      ACCOUNT      SURRENDER     DEATH
            PREMIUM     ACCUM.      VALUE        VALUE       BENEFIT      VALUE         VALUE      BENEFIT
 YEAR       PAYMENTS    @ 5.0%     @ 12.00%    @ 12.00%      @ 12.00%     @ 0.0%        @ 0.0%     @ 0.0%
-------     --------   --------    ---------   ---------     --------    --------     ---------   ----------
      1        1,000      1,050          665           0      100,666         512             0      100,512
      2        1,000      2,153        1,549         663      101,549       1,156           271      101,156
      3        1,000      3,310        2,512       1,205      102,512       1,779           472      101,779
      4        1,000      4,526        3,561       2,254      103,562       2,379         1,072      102,380
      5        1,000      5,802        4,704       3,397      104,704       2,956         1,649      102,957

      6        1,000      7,142        5,949       4,786      105,949       3,509         2,347      103,509
      7        1,000      8,549        7,303       6,285      107,303       4,035         3,018      104,035
      8        1,000     10,027        8,777       7,905      108,778       4,534         3,662      104,535
      9        1,000     11,578       10,381       9,946      110,382       5,005         4,570      105,005
     10        1,000     13,207       12,129      12,129      112,129       5,447         5,447      105,448

     11        1,000     14,917       14,039      14,039      114,039       5,857         5,857      105,858
     12        1,000     16,713       16,127      16,127      116,127       6,234         6,234      106,234
     13        1,000     18,599       18,411      18,411      118,411       6,575         6,575      106,576
     14        1,000     20,579       20,911      20,911      120,911       6,881         6,881      106,881
     15        1,000     22,657       23,647      23,647      123,647       7,147         7,147      107,147

     16        1,000     24,840       26,792      26,792      126,792       7,414         7,414      107,414
     17        1,000     27,132       30,254      30,254      130,255       7,634         7,634      107,635
     18        1,000     29,539       34,065      34,065      134,065       7,801         7,801      107,802
     19        1,000     32,066       38,260      38,260      138,260       7,910         7,910      107,911
     20        1,000     34,719       42,876      42,876      142,877       7,952         7,952      107,953

   @ 65       30,000     69,761      123,877     123,877      223,878       3,030         3,030      103,031

Based on 0% interest rate and guaranteed charges, the policy will lapse in year 33.


Death Benefit, Account Value, and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.64% (includes mortality and expense risk charge of 0.8% for fifteen years, then 0.25% and average fund operating expenses of 0.84% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A Guaranteed Interest Account providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

PHOENIX LIFE AND ANNUITY COMPANY                                    PAGE 1 OF 1
FEMALE 35 NEVERSMOKE
                                                          FACE AMOUNT: $100,000
                                                 INITIAL ANNUAL PREMIUM: $1,000


                   THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM
               VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2


                                                                   ASSUMING
                                   ------------------------------------------------------------------------
                                            CURRENT CHARGES                      GUARANTEED CHARGES
                                   ----------------------------------    ----------------------------------
            ASSUMED                              CASH                                   CASH
             ANNUAL    PREMIUM     ACCOUNT     SURRENDER      DEATH      ACCOUNT      SURRENDER     DEATH
            PREMIUM     ACCUM.      VALUE        VALUE       BENEFIT      VALUE         VALUE      BENEFIT
 YEAR       PAYMENTS    @ 5.0%     @ 12.00%    @ 12.00%      @ 12.00%     @ 0.0%        @ 0.0%     @ 0.0%
-------     --------   --------    ---------   ---------     --------    --------     ---------   ----------
      1       1,000       1,050          694           0      100,695        534            0      100,534
      2       1,000       2,153        1,609         755      101,609      1,198          344      101,199
      3       1,000       3,310        2,607       1,411      102,607      1,841          646      101,841
      4       1,000       4,526        3,695       2,500      103,696      2,461        1,266      102,462
      5       1,000       5,802        4,882       3,686      104,882      3,058        1,863      103,058

      6       1,000       7,142        6,175       5,111      106,176      3,630        2,566      103,630
      7       1,000       8,549        7,584       6,651      107,584      4,175        3,242      104,175
      8       1,000      10,027        9,119       8,318      109,120      4,693        3,892      104,693
      9       1,000      11,578       10,794      10,395      110,795      5,184        4,785      105,185
     10       1,000      13,207       12,624      12,624      112,625      5,650        5,650      105,651

     11       1,000      14,917       14,630      14,630      114,631      6,090        6,090      106,090
     12       1,000      16,713       16,831      16,831      116,832      6,502        6,502      106,503
     13       1,000      18,599       19,246      19,246      119,246      6,886        6,886      106,887
     14       1,000      20,579       21,896      21,896      121,896      7,240        7,240      107,240
     15       1,000      22,657       24,806      24,806      124,806      7,563        7,563      107,564

     16       1,000      24,840       28,155      28,155      128,156      7,897        7,897      107,898
     17       1,000      27,132       31,854      31,854      131,855      8,197        8,197      108,198
     18       1,000      29,539       35,939      35,939      135,940      8,459        8,459      108,459
     19       1,000      32,066       40,450      40,450      140,450      8,677        8,677      108,677
     20       1,000      34,719       45,432      45,432      145,433      8,851        8,851      108,851

   @ 65      30,000      69,761      135,439     135,439      235,440      7,658        7,658      107,659

Based on 0% interest rate and guaranteed charges, the policy will lapse in year 38.


Death Benefit, Account Value, and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.64% (includes mortality and expense risk charge of 0.8% for fifteen years, then 0.25% and average fund operating expenses of 0.84% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A Guaranteed Interest Account providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.

                           PART II. OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                              RULE 484 UNDERTAKING

     Section 351.355 of the General and Business Corporation Law of Missouri, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

     Article VII of the By-Laws of Phoenix Life and Annuity Company provides that: "Each person who is or was a director, officer or employee of the Corporation, or is or was serving at the written request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise shall be indemnified by the Corporation in the manner and to the fullest extent that the Corporation has power to indemnify such person under...the General and Business Corporation Law of Missouri..."

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     REPRESENTATIONS, DESCRIPTION AND UNDERTAKINGS PURSUANT TO PARAGRAPH
     (B)(13)(III)(F) OF RULE 6E-3(T) UNDER THE INVESTMENT COMPANY ACT OF 1940.

     Registrant makes the following representations:

     (1)  Section 6e-3(T)(b)(13)(iii)(F) is being relied upon.

     (2) The level of the mortality and expense risk charge is within the range of industry practice for comparable flexible or scheduled contracts.

     (3) Phoenix Life and Annuity Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of Phoenix Life and Annuity Variable Universal Life Account (the "VUL Account") will benefit the VUL Account and Policyowners.

     (4) The VUL Account will invest only in management companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the Phoenix Life and Annuity Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

     The methodology used to support the representation made in paragraph (2) above is based on an analysis of selected variable life insurance policies whose registration statements have been declared effective by the Commission which contain similar guarantees and are sold in similar markets. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above and a memorandum setting forth the basis for the representation in paragraph (3) above.

     Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended, Phoenix Life and Annuity Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the expenses expected to be incurred and the risks to be assumed thereunder by Phoenix Life and Annuity Company.


                       CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:

     The facing sheet.

     The cross-reference sheet to Form N-8B-2.


     The Prospectus describing Phoenix Life and Annuity Company Policy Form V604 and riders thereto ("Flex Edge Success"), consisting of 31 pages.


     The undertaking to file reports.

     The Rule 484 undertaking.

     Representations, Description and Undertakings Pursuant to Paragraph
     (b)(13)(iii)(F) of Rule 6e-3(T) under the Investment Company Act of 1940.

     The signature page.


     The powers of attorney, filed via Edgar with the Registration Statement on September 27, 1996 and incorporated herein by reference.


     Written consents of the following persons:

         (a)  Richard J. Wirth, Esq.

         (b)  Jorden Burt Berenson & Johnson LLP

         (c)  Price Waterhouse, LLP

         (d)  M. Spencer Hamilton, F.S.A.

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:


     A. (1) Resolution of the Board of Directors of Depositor establishing the VUL Account, filed via Edgar with the Registration Statement on September 27, 1996 and incorporated herein by reference.


         (2)  Not Applicable.

         (3)  Distribution of Policies:

              (a) Form of Underwriting Agreement between Depositor and Phoenix Equity Planning Corporation.

              (b) Form of Agreement between Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies.

              (c)  Not Applicable.

         (4)  Not Applicable.


         (5)  Specimen Policies with optional riders.

              Flexible Premium Variable Universal Life Insurance Policy Form Number V604 of Depositor.*

         (6) (a) Charter of Phoenix Life and Annuity Company, filed via Edgar with the Registration Statement on September 27, 1996 and incorporated herein by reference.


                   (1)   Certificate of Incorporation dated November 2, 1981.

                   (2) Certificate of Amendment of its Articles of Incorporation dated March 16, 1984.

                   (3) Certificate of Amendment of its Articles of Incorporation dated April 18, 1985.

                   (4) Certificate of Amendment of its Articles of Incorporation dated December 3, 1992.

                   (5) Certificate of Amendment of its Articles of Incorporation dated May 9, 1996.

              (b) By-Laws of Phoenix Life and Annuity Company, filed via Edgar with the Registration Statement on September 27, 1996 and incorporated herein by reference.


         (7)  Not Applicable.

         (8)  Not Applicable.

         (9)  Not Applicable.


         (10) Form of application for Flex Edge Success.*

         (11) Memorandum describing transfer and redemption procedures and method of computing adjustments in payments and cash values upon conversion to fixed benefit policies.*

 2. Opinion of Richard J. Wirth, Esq., Counsel of Depositor as to the legality of the securities being registered. (See number 8 below.)


3. Not Applicable. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

4.   Not Applicable.

5.   Financial Data Schedule

6.   Consent of Jorden Burt Berenson & Johnson, LLP.

7.   Consent of Price Waterhouse, LLP.


8.   Opinion and Consent of Richard J. Wirth, Esq.

9.   Consent of M. Spencer Hamilton, F.S.A.


--------------
     *    Filed herewith.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Phoenix Life and Annuity Variable Universal Life Account has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, State of Connecticut on the 14th day of March, 1997.


                       PHOENIX LIFE AND ANNUITY VARIABLE UNIVERSAL LIFE ACCOUNT
                       --------------------------------------------------------
                                               (Registrant)



                               By:  PHOENIX LIFE AND ANNUITY COMPANY
                                    --------------------------------------------
                                                (Depositor)

                               By:          /s/ Dona D. Young
                                    --------------------------------------------
                                     *Dona D. Young, Executive Vice President,
                                     Individual Insurance and General Counsel

ATTEST:      /s/Keith D. Robbins
          ------------------------------
          Keith D. Robbins, Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


          SIGNATURE                           TITLE                                                DATE
          ---------                           -----                                                ----
                                               Director                                             March 14, 1997
---------------------------------------
            *Richard H. Booth

                                               Director                                             March 14, 1997
---------------------------------------
           *Robert G. Chipkin

                                               Chairman of the Board, President and Chief           March 14, 1997
---------------------------------------        Executive Officer (Principal Executive Officer)
          *Robert W. Fiondella

                                               Director                                             March 14, 1997
---------------------------------------
           *Joseph E. Kelleher

                                               Director                                              March 14, 1997
---------------------------------------
          *Robert G. Lautensack

                                               Director                                             March 14, 1997
---------------------------------------
          *Philip R. McLoughlin

                                               Director                                             March 14, 1997
---------------------------------------
           *Charles J. Paydos

                                               Director, Executive Vice President, Chief            March 14, 1997
---------------------------------------        Financial Officer and Treasurer (Principal
           *David W. Searfoss                  Accounting and Financial Officer)

                                               Director                                             March 14, 1997
---------------------------------------
              *Simon Y. Tan

                                               Director                                             March 14, 1997
---------------------------------------
             *Dona D. Young


  By:         /s/ Dona D. Young
      ---------------------------------

  * Dona D. Young as Attorney-in-Fact pursuant to Powers of Attorney, copies of which were previously filed.


                                     S-1(c)